

NAPCO
SECURITY TECHNOLOGIES, INC.

2025
ANNUAL REPORT

NASDAQ:NSSC

Driving Growth with RMR-Backed Services & Hardware, Cloud to Door

NAPCO Security Technologies, Inc.

Unified Software & Hardware Solutions for Business, Education and Healthcare, Property & Security Management



NAPCO Security Technologies, Inc. is one of the leading manufacturers and designers of high-tech electronic security devices, cellular communication services for intrusion and fire alarm systems as well as a leading provider of school safety solutions. We offer a diversified array of security products, intrusion and fire alarm systems, and encompassing access control systems, door-locking products with cloud-, app, server-based or hybrid management. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. We have experienced significant growth in recent years, primarily driven by fast growing recurring service revenues generated from wireless communication services for intrusion and fire alarm systems, as well as our school security products that are designed to meet the increasing needs to enhance school security as a result of on-campus shooting and violence in the U.S.

Since 1969, NAPCO has established a heritage and proven record in the professional security community for reliably delivering both advanced technology and high-quality security solutions, building many of the industry's widely recognized brands, such as NAPCO Security Systems, Alarm Lock, Continental Access, Marks USA, and other popular product lines, including our StarLink®, Gemini, FireLink, NAPCO Access, Trilogy® & ArchiTech product lines. Today, millions of businesses, institutions, homes, & people around the globe are protected by products from the NAPCO Group of Companies.

In FY 2025, NAPCO Security Technologies accelerated its expansion across high-growth vertical markets, delivering integrated software, hardware, & cloud security solutions. Serving Small/Medium Business (SMB), education, enterprise, multitenant property, locksmith, & national fire alarm provider markets, NAPCO systems secure schools, campuses, national corporations, chain stores, & retail properties These unified recurring platforms deliver scalable security management while driving strong monthly revenue (RMR) for the Company, its dealers, integrators, and national service providers. Importantly, locksmiths–a significant, loyal & growing NAPCO customer base–represent a substantial new RMR opportunity. Traditionally product-focused, this segment is expected to expand its service revenue with the introduction of MVP EZ & other new cloud-based offerings designed to make RMR generation more accessible & profitable.

Commercial Fire Systems & StarLink Fire Communicators – A Core Growth Engine

Commercial Fire remains one of NAPCO's strongest businesses & a major RMR driver. StarLink Fire Communicators are increasingly chosen by national fire alarm providers–serving national corporations, retail chains, and multi-site properties–for their reliability, advanced feature set, U.S.-based transmissions, and industry-leading cybersecurity. These partnerships are expanding NAPCO's presence in large-scale life-safety applications.

The StarLink Fire MAX2 dual-SIM/dual-path communicator replaces two leased POTs lines with one 5G-enabled unit, providing UL-listed protection, SOC 2-certified NOC redundancy, and significant operating cost savings.

Likewise, FireLink Fire Alarms, in conventional & addressable cloud-programmable models, now ship with integrated MAX2 communicators, simplifying installation and accelerating adoption.

Cloud-Ready Access Control Platforms

MVP Access® continues to expand in SMB and education markets, driving RMR through intuitive, cloud-based management. MVP EZ, launching now, is highly anticipated for its simplified, cost-effective deployment for smaller systems, including new NA-Series Access Panels, available through distribution.

For enterprise & campus installations, Continental Enterprise Access Panels, sold via dealer-direct channels, deliver scalable infrastructure and rock-solid dependability. Within both MVPs, Alarm Lock Networx, ArchiTech Designer Wireless PIN/Prox Locks, and new Marks USA Deadbolt Locks support applications from schools and business, to multitenant residential properties.

Locking & Architectural Hardware

Alarm Lock and Marks USA brands maintain solid performance across education, healthcare, and commercial segments. Known for reliability, design flexibility, and integration with NAPCO cloud platforms, they support mobile credentials, lockdowns, and custom architectural solutions for new and retrofit, premium institutional markets.

Intrusion Systems & Communications

NAPCO's Gemini Intrusion platform is undergoing a major GUI modernization with new keypads and Prima-like touchscreen for the full 8 to 255 zone panel line on the horizon, while StarLink Intrusion Communicators–now including StarLink Black Max & StarLink Connect Multi, slated for imminent release –should continue to drive RMR growth in the segment with new tri-carrier dynamic switching across Verizon, AT&T, and T-Mobile® cell networks, with exceptional new pricing and plans.

Together, these innovations strengthen NAPCO's leadership, diversify revenue streams, and support sustainable growth in both recurring and product-driven revenue.

NASDAQ:NSSC

CEO Letter to Shareholders

Dear Fellow Shareholders,

Fiscal 2025 marked another year of strong financial performance for NAPCO, which was achieved despite a challenging environment for equipment sales caused by tariff uncertainties and various distributor destocking strategies. Our continued emphasis on hardware-enabled solutions that generate recurring service revenue ("RSR") remained the driving force in our positive financial results. RSR for Fiscal 2025 increased 14% year-over-year, delivering a robust gross profit margin of 91%.

Total net sales for Fiscal 2025 were $181.6, a 3.8% decrease from the prior fiscal year due to headwinds in hardware sales demand. Net income declined 12.9% to $43.4 million, reflecting both the reduction in equipment revenue & our strategic investments in expanding engineering, finance, and IT capabilities. While these investments modestly impacted short-term profitability, we expect them to provide future returns financially and organizationally.

Adjusted EBITDA* was $52.1 million, which represented an adjusted EBITDA margin* of 28.7%, & was an 11.6% decrease versus the prior year. Diluted EPS was $1.19 compared to $1.34 in fiscal 2024. Adjusted EBITDA per share (diluted)* was $1.43 as compared to $1.59 last year.

Financial Strength and Shareholder Returns

As a result of another year of positive financial performance, our balance sheet continues to strengthen. As of June 30, 2025, the Company had $99.2 million in cash and cash equivalents, and marketable securities, even after our strategic purchase of $36.8 million of our common stock & paying $13.6 million in dividends. Working capital (defined as current assets less current liabilities) was $138.4 million at June 30, 2025, and our current ratio (defined as current assets divided by current liabilities) was 6.7:1. In addition, the Company continues to have no debt.

Reflecting our confidence in future growth, coupled with our strong balance sheet, we announced an increase in the quarterly dividend from $.125 to $0.14 for shareholders of record as of September 12, 2025.

Communication Services & Growing Recurring Service Revenue is Our Focus

NAPCO's strong financial performance is directly related to our continued emphasis on Cloud-based RSR technologies which deliver consistent revenue with high-margin results. To continue capitalizing on this market we have been focused on reshaping our product mix to develop additional new products and services that deliver recurring revenues. This



Richard L. Soloway
Chairman and CEO

paradigm shift will enable us to be more resilient against potential seasonal swings in product demand and the cyclical difficulties of the broader economy.

RSR increased by 14% in FY 2025 to $86.3 million compared to $75.7 million in FY 2024, reaching an estimated annual run rate of $94 million based on July 2025 revenues. RSR delivered a gross margin of 91.0% for the year, up from 90.5% last year.

Innovation and Product Leadership

The cornerstone of our RSR is our flagship StarLink® line of cellular communicators that provide critical alarm-reporting connectivity to commercial & residential customers, with the commercial sector representing approximately 80% of our total revenue. StarLink radios provide the widest coverage range of both Verizon® and AT&T®, with rich feature sets which our customers demand. We continue to enhance StarLink products to (I) add carriers; (II) increase ease of installation; and (III) be fully compatible with all fire and intrusion alarm panels in the market. StarLink Fire communicators remain a prime focus as they generate higher monthly service charges than other StarLink products. Sales of our StarLink and commercial fire alarm systems will also continue to benefit from Verizon and AT&T's decision to no longer support legacy POTs ("Plain Old Telephone Service") copper telephone landlines.

At the International Security Conference ("ISC") in Las Vegas in early April, we introduced a new generational cloud-based MVP® Access platform. Easy to afford with an economical "By-Door" flat monthly recurring revenue rate, MVP Access products empower security teams to experience 24/7 security management, enabling users to lock down doors, adjust threat levels and monitor real-time events from anywhere and eliminates the need for on-premises hardware or databases. This product line is anticipated to generate future monthly recurring revenue for both locking and access control dealers and the Company.

Commitment to R&D and Data Security

Annually, we invest 6-7% of our annual revenues in research and development, and we employ close to 80 design and electrical engineers focused on new product innovations to support our continued growth. Product

innovation has led to various award-winning products that have built loyalty and trust among our broad distribution network encompassing thousands of independent security dealers, locksmiths, and systems integrators.

The large amount of data required for our RSR solutions is stored redundantly at data centers located at our headquarters in Amityville, NY and at a second remote and secure location within the United States.

Continued Concerns for School Security

To address the large and growing school security market, NAPCO remains well positioned by offering comprehensive, cost competitive, fully integrated, and interoperable solutions that are installed and maintained by leading systems integrators specializing in the education market.

The breadth of our product offerings enables us to deliver affordable solutions that encompass lock-down devices, alarms, door access, enterprise access control and video. Working in close partnership with our specialized systems integrators, we have established strong customer relationships with leading colleges and universities and many K-12 school districts, including Pepperdine University in Malibu, California as well as the Houston and San Diego Independent School Districts.

Our products address the growing number of active shooter incidents. Across the US, there are 131,000 K-12 schools and 5,300 colleges and

universities that provide significant untapped potential.

Emergence of IoT-Enhanced Systems for Building Automation

IoT Cloud-based technologies are reshaping the future of the security industry, as customers are demanding more advanced security systems that are intelligent, intuitive, and feature-rich, far exceeding the capabilities of basic DIY solutions.

As IoT Cloud-based platforms continue to proliferate, NAPCO is well positioned to respond based upon our product innovation DNA, resulting in "smart" solutions that encompass building automation, wireless fire and intrusion alarms, enterprise access control systems, and architectural locking products as an integrated suite of wireless connectivity solutions.

Looking Ahead

In a world that has become increasingly unstable and security conscious, the need for NAPCO's products and services will continue to be in demand and the outlook for the Company continues to be positive.

NAPCO is well-positioned with an impressive array of products and services spanning all three security industry verticals: alarms & connectivity; locking; and access control and we are the only company in the security industry who services each of those verticals.

We are strategically focused on expanding RSR solutions across all

our platforms, including wireless fire and intrusion alarms, enterprise access control systems, and architectural locking products. To achieve our long-term objectives, over 1,000 NAPCO employees are working in close partnership with our network of 200+ distributors, 10,000+ independent dealers and locksmiths, and 2,000+ systems integrators. Having such a large sales channel provides us with a critical and immediate feedback loop for accelerating product innovation, ensuring that our products are easy to install, user friendly, feature-rich, and compatible with legacy systems and competing brands.

We will tirelessly strive to achieve increased profitable growth through product innovation, technical superiority, cost competitiveness, outstanding customer and technical services, and enduring sales partnerships.

Our work is far from done, but through sound management, product innovation, technical superiority, and outstanding customer service we will strive to continue our path of profitable results and return value to our shareholders.

Sincerely,

Richard L. Soloway
Chairman and CEO


StarLink
FireLink FACP

*Non-GAAP Financial Measures

Certain non-GAAP measures are provided above, including Adjusted EBITDA and Adjusted EBITDA per share (diluted). We define Adjusted EBITDA as GAAP net income plus income tax expense, net interest expense, non-cash stock-based expense, non-recurring legal expense, other non-recurring income and depreciation and amortization expense. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. Our use of non-GAAP financial measures has certain limitations in that such non-GAAP financial measures may not be directly comparable to those reported by other companies. For example, the terms used above, such as Adjusted EBITDA, do not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures set forth above and as disclosed in our press release filed on Form 8-k on August 25, 2025.

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.
Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

Trademarks of NAPCO: NAPCO, NAPCO Access Pro, StarLink, StarLink Fire Super Dual, StarLink Connect, FireLink, MVP, Trilogy, MVP Access, Prima, ArchiTech, Alarm Lock, Marks USA & Continental Access. Other marks listed remain intellectual property of their respective companies.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2025

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from _ to___

Commission File Number 0-10004

NAPCO SECURITY TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2277818
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer I.D. Number)*
333 Bayview Avenue, Amityville, New York	11701
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (631) 842-9400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NSSC	The Nasdaq Stock Market LLP

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2024 was $1,238,078,616, based on a closing price of $35.56 per share of the registrant's common stock as reported on The Nasdaq Global Select Market. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of August 22, 2025, there were 35,656,421 outstanding shares of the registrant's common stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant's fiscal year ended June 30, 2025.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or this Annual Report, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that reflect our current expectations regarding future events, our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. The forward-looking statements are contained principally in Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this Annual Report. Forward-looking statements include any statement that does not directly relate to current or historical facts. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "ongoing," "plan," "predict," "project," "potential," "should," "will," "would," or the negative or plural of these words or other comparable terminology intended to identify statements about the future. The events described in these forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements. All forward-looking statements in this Annual Report on Form 10-K are based on information available to us as of the date hereof, such information may be limited or incomplete, and we assume no obligation to update any such forward-looking statements. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes contained in this Annual Report on Form 10-K.

You should refer to the "Summary of Risks Affecting Our Business" below and Item 1A. "Risk Factors" section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

Except as otherwise indicated herein or as the context otherwise requires, references in this Annual Report to "NAPCO" the "company," "we," "us," "our" and similar references refer to Napco Security Technologies, Inc. and, where appropriate, our consolidated subsidiaries.

Summary of Risks Affecting Our Performance

The following summary highlights some of the principal risks you should consider with respect to our business and prospects. This summary is not complete and the risks included in the summary below are not the only risks we face. You should review and consider carefully the risks and uncertainties described in the "Risk Factors" section of this Annual Report on Form 10-K, which includes a more complete discussion of the risks summarized below as well as a discussion of other risks related to our business and an investment in our common stock, as well as our other public filings with the Securities and Exchange Commission, or SEC.

Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the trading price of our common stock to decline:

- We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate as well.
- The markets we serve are highly competitive with many substantially larger competitors and we may be unable to compete effectively.
- We may not be able to sustain the growth of our recurring service revenue, which has been a large driver of our revenue and profitability.
- We rely on distributors to sell our products and an adverse change in our relationship with such distributors may adversely affect our financial performance.
- We may not be able to gain widespread or timely market acceptance of our new products and continue to build and enhance our brand to achieve growth.
- We rely on the effort and continuing service of our senior management members.

- Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business
- Investigations, claims, disputes, enforcement actions, litigation, arbitration, or other legal proceedings could require us to pay potentially large damage awards or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.
- Cybersecurity incidents and other disruptions to our information and technology systems, or the information systems of third parties whom we do business with, may compromise our information and expose us to liability that could adversely impact our financial condition, business operations, and reputation.

PART I

ITEM 1: BUSINESS.

Overview

NAPCO is one of the leading manufacturers and designers of high-tech electronic security devices, cellular communication services for intrusion and fire alarm systems as well as a leading provider of school safety solutions. We offer a diversified array of security products, encompassing access control systems, door-locking products, intrusion and fire alarm systems and video surveillance products. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold principally to independent distributors, dealers and installers of security equipment. We have established a national network of trusted independent security dealers and integrators that are experts at selling, installing and supporting our various technologies. These dealers are dependent on our platform for communication services to our radio communicators and smart security devices, and they pay us a monthly fee for these services to operate and manage their businesses efficiently.

Our net sales were $181.6 million, $188.8 million and $170.0 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. The decrease in our net sales from fiscal 2024 to 2025 was driven by the decrease in sales of equipment products ($17.8 million) offset by the continued growth of our recurring communication services ($10.6 million). The decrease in equipment sales was due primarily to reduced sales of door-locking products ($11.5 million) as a result of the timing of project work as well as softness in demand for locking products during the period related to distributor destocking of inventory and to a lesser extent general uncertainty over U.S. tariff policies. Our net income was $43.4 million, $49.8 million and $27.1 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Net income for the fiscal year ended June 30, 2025 was down ($6.4 million) as a result of decreases in the sales of our equipment products and increased operating expenses.

Our Products and Services

Since 1969, NAPCO has established a heritage and proven record in the professional security community for reliably delivering both advanced technology and high-quality security solutions, building many of the industry's widely recognized brands, such as NAPCO Security Systems, Alarm Lock, NAPCO Access Pro, Marks USA, and other popular product lines. The Company's products and services are comprised primarily of the following:

- Standalone and networked digital door locks

- Standard and custom Locksets, Panic Devices and Door Closers

- Intrusion alarm equipment

- Intrusion and fire alarm cellular communication devices and services from which we generate recurring monthly service revenues and which has been a key driver of our profitability growth

- Integrated cellular intrusion alarm systems

- Door controllers and hosted services for access control

Communication Services (Recurring Service Revenues)

The Company provides.

In 2012, we began to generate monthly recurring service revenue by providing secure cellular and cloud access for intrusion and fire alarm communicators and other smart security devices. These services are provided to the Company's customers on a month-to-month basis in exchange for a monthly fee. Revenues from these services have grown significantly over the past several years, increasing 44% from fiscal 2023 to fiscal 2025. These revenues, which currently have a gross margin of approximately 91% for the fiscal year ended June 30, 2025, represent approximately 48% of our total revenue for the fiscal year ended of June 30, 2025.

Since 2012, we have continued to develop and sell additional equipment products that require communication services and generate recurring revenues. To date, the majority of our recurring revenue has been generated through the sale, installation and activation of our StarLink cellular communication devices.

These products are installed at the premises of end users, and we generate revenue from the installers by both the upfront purchase of our products and the monthly subscription fees for access to our Networx Operations Center (NOC) that provides cellular communication services to the devices. Monthly recurring service revenue generates substantially higher gross margins than do equipment sales and allows us to generate a more consistent stream of income. We believe there is a significant market opportunity for these products and services because many commercial and residential customers prefer to purchase real-time security monitoring services to ensure continuous protection and swift responses to security breaches and fire alarms.

We intend to continue pursuing recurring revenue opportunities by developing new and innovative products and continuing our aggressive sales and marketing efforts of these products.

Door Security Products

The Company manufactures a variety of door locking devices including microprocessor-based electronic door locks with push button, card reader and bio-metric operation, door alarms, mechanical door locks and simple dead bolt locks. These devices may control a single door or, in the case of some of the Company's microprocessor-based door locks, may be networked with the Company's access control systems and controlled remotely.

Intrusion and Fire Alarm Systems.

Alarm systems usually consist of various detectors, a control panel, a digital keypad and signaling equipment. When a break-in occurs, an intrusion detector senses the intrusion and activates a control panel via hard-wired or wireless transmission that sets off the signaling equipment and, in most cases, causes a bell or siren to sound. Communication equipment such as a cellular or digital communicator may be used to transmit the alarm signal to a central station or another person selected by a customer. Cellular communicators have become more popular and panels and communicators are trending towards integration so that many alarm panels will contain an integrated cellular communication device.

The Company manufactures and markets the following products for these alarm systems:

- *Automatic Communicators.* When a control panel is activated by a signal from an intrusion detector, it activates a communicator that can automatically dial one or more pre-designated telephone numbers utilizing wired ("landline") or cellular communications systems. If programmed to do so, a digital communicator dials the telephone number of a central monitoring station and communicates in computer language to a digital communicator receiver, which signals an alarm message.

- *Cellular communication devices.* A cellular communication device connects to the communicator and is used in lieu of, or in addition to, a landline for communicating with a central monitoring station.

- *Control Panels.* A control panel is the "brain" of an alarm system. When activated by any one of the various types of intrusion detectors, it can activate an audible alarm and/or various types of communication devices.

- *Combination Control Panels/Digital Communicators and Digital Keypad Systems.* A combination control panel, digital communicator and a digital keypad has continued to be the leading configuration in terms of dealer and consumer preference.

Benefits of the combination format include the cost efficiency resulting from a single microcomputer function, as well as the reliability and ease of installation gained from the simplicity and sophistication of micro-computer technology.

- *Fire Alarm Control Panel.* Multi-zone fire alarm control panels, which accommodate an optional digital communicator for reporting to a central station, are also manufactured by the Company.

- *Area Detectors.* The Company's area detectors are both passive infrared heat detectors and combination microwave/passive infrared detectors that are linked to alarm control panels. Passive infrared heat detectors respond to the change in heat patterns caused by an intruder moving within a protected area. Combination units respond to both changes in heat patterns and changes in microwave patterns occurring at the same time.

Access Control Systems.

Access control systems consist of one or more of the following: various types of identification readers (e.g. card readers, hand scanners), a control panel, a PC-based computer and electronically activated door-locking devices. When an identification card or other identifying information is entered into the reader, the information is transmitted to the control panel/PC, which then validates the data and determines whether or not to grant access by electronically deactivating the door locking device. An electronic log is kept which records various types of data regarding access activity.

Video Surveillance Systems.

Video surveillance systems typically consist of one or more video cameras, a control panel and a video monitor or PC. More advanced systems can also include a recording device and some type of remote communication device such as an internet connection to a PC or browser-enabled cell phone. The system allows the user to monitor various locations at once while recorders save the video images for future use. Remote communication devices can allow the user to view and control the system from a remote location. The Company designs, engineers, and markets the software and control panels discussed above. It also buys and resells various video cameras, PC-based computers and peripheral equipment for video surveillance systems.

School Security and Public Safety

School security and public safety continues to be an important market, and we have developed products to help address security concerns arising from the significant need for increased security in schools and other public spaces. In the U.S., there are over 100,000 K-12 schools, over 5,000 colleges and universities and over 350,000 houses of worship. As a result of increased "active shooter" incidents, a number of U.S. states and local governments have substantially increased school security budgets. Many colleges and universities have large endowments which are starting to be utilized to address this critical issue. Security equipment and services focused on education has reached over $3 billion in revenues and this segment is still in the early stages as many K-12 schools, colleges and universities have still not addressed this issue.

With a full suite of products and solutions, we believe we are well positioned to meet the security needs of schools, houses of worship, and other places where people congregate. Depending on the needs of the school and their budget, we offer (i) Standalone LocDown locks which can be operated by a teacher, (ii) a series of Networx standalone wireless locks which communicate with central controls, or (iii) enterprise-class access control with cellular connectivity, which allows the head of security to lock down all or part of the campus, including dorm rooms, classrooms and administrative offices, from a centralized office. While we continue to win new school security projects, due to the nature of selling our security products through distribution, total visibility into quantifying the revenue from this market is difficult.

Competition

The security products industry is highly competitive. The Company's primary competitors are comprised of approximately 12 other companies that manufacture and market security equipment to distributors, dealers, central stations and original equipment manufacturers. The Company believes that none of these competitors is dominant in the industry. Most of these companies have substantially greater financial and other resources than the Company. However, unlike the Company, we believe that none of these competitors manufactures all key building security products: Intrusion Alarms and Access Control, Connectivity, and Locking devices. As more security installations include multiple security-related systems, which can include, intrusion, fire, access control, door-locking and connectivity, there is more demand for the various systems to communicate with each other. By having everything manufactured under one roof, we can offer customers one integrated platform solution without the risk of incompatible equipment from multiple vendors to "talk" to each other.

Our manufacturing facility located in the Dominican Republic ("D.R.") manufactures over 90% of our products. It is located in a free zone which is a tax-advantaged location. The D.R. manufacturing operation is vertically integrated and operates in a low-cost location, where the typical labor cost are significantly less than the cost for similar services in the U.S. The D.R. facility allows us to maintain a lower manufacturing overhead and improve our gross margin. The building is self-contained with the ability to withstand a Category 5 hurricane. Shipping times from the D.R. to the Amityville facility are typically 6-8 days.

We perform our managerial and administrative activities in the U.S. in our facility located in Amityville, New York, which is 100,000 square feet and serves as Company's headquarters, containing its corporate offices, research and development, design, sales administration, technical services, finance, procurement, manufacturing control, warehousing, and shipping operations. We believe that our ability to provide timely and effective technical support and services to our U.S. customers from our U.S. facility in Amityville is an advantage over other companies in the security industry that have moved customer service functions overseas to countries such as India and Philippines. Our dealers and customers rely substantially on the ability to communicate real-time to experts who can provide clear and understandable advice and instruction, because they are usually dealing with highly technical problems on a job site with little time to spare.

The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our Strategy

Due to paradigm changes in the security marketplace, the Company's focus has been on mandatory (non-elective) systems, such as fire systems with central station monitoring in commercial buildings, and IoT-driven connectivity services in high growth and margin categories. As copper land lines continue to be phased out and more people are required to switch to cellular phone service for their homes, our cellular communication services become increasingly attractive in these installations, both new and existing. We have built a strong competitive position by developing a wide range of software capabilities from embedded micro-coding to enterprise system software, database design, mobile applications development, user portal design, mechanical and electronic mechanisms and telecommunications, featuring our significant radio and cellular communications expertise. This has enabled us to create recurring revenue opportunities across product lines, and to sustain profitability from recurring revenue margins that recently have approximated 91%. We are also focusing on security solutions for the healthcare industry, including anti-ligature lockets designed for life safety and liability reduction in hospitals, behavior health institutions and correctional facilities, and such products are highly profitable while complying with applicable regulatory and health standards. We believe that our ability to design and produce these products and services are possible due to our advanced set of in-house engineering technology capability from mechanical to electronic and electro-mechanical products, digital, microprocessor and analog circuit design, networking products, and wireless and cellular communications electronics.

Research and Development

The success of the Company's business depends substantially on its ability to develop new and proprietary technology and products conducted primarily by its engineering department to develop and improve the products. The Company intends to continue to conduct a significant portion of its future research and development activities internally. We spend approximately 7% of our revenues on research and development.

Our Human Capital Resources

As of June 30, 2025, the Company had 1,061 full-time employees. 290 of these were located in the United States ("U.S.") and 771 were located at our manufacturing facility in the Dominican Republic ("DR"). 41 of our U.S. employees are covered by a collective bargaining agreement. We also engage consultants from time to time. Management considers its relationship with its employees to be very good.

Hiring, motivating and retaining talented employees is an ongoing priority to Napco. Maintaining a talented workforce at all levels is critical to our ability to deliver high quality products and services to our customers as well as maintain shareholder value.

In order to maintain a high level of talent in our workforce, Napco offers comprehensive benefits programs, competitive wages, incentive programs, performance reviews and various employee activities and awards. We also provide training and management support for employees to enhance their success and to identify outstanding talent and development opportunities.

Government Regulation

Our business and products are subject to various federal, state, local and international regulatory authorities and the regulatory authorities in the countries in which our products are produced or sold. Compliance with these laws and regulations has not had and is not expected to have a material adverse effect on the Company, including capital expenditures for environmental compliance, or on its earnings or competitive position.

Marketing

The Company's staff of approximately 63 sales and marketing support employees sells and markets our products primarily to independent distributors, wholesalers and dealers of security alarm and security hardware equipment. The Company currently has approximately 1,800 active customers made up of distributors, installing dealers and wholesalers who purchase our products directly from the Company as well as many more who purchase our products from these distributors. The Company's sales representatives periodically contact existing and potential customers to introduce new products and create demand for those as well as other Company products. These sales representatives, together with the Company's technical personnel, provide training and other services to wholesalers and distributors so that they can better service the needs of their customers. In addition to direct sales efforts, the Company advertises in technical trade publications and participates in trade shows in major United States cities.

Raw Materials

The Company prepares specifications for component parts used in the products and purchases the components from outside sources or fabricates the components itself. These components, if standard, are generally readily available; if specially designed for the Company, there is usually more than one alternative source of supply available to the Company on a competitive basis. The Company generally maintains inventories of all critical components. A majority of purchased components are sourced from U.S. and Asian suppliers and are typically shipped directly to the D.R. The Company, for the most part, is not dependent on any one source for its raw materials. The Company believes that any vendor that is currently the sole source of a component can be replaced without a material impact on the Company.

Company Information

The Company was founded in 1969 and incorporated as NAPCO Security Systems, Inc. in December 1971 in the State of Delaware. In December 2008 the Company changed its name to NAPCO Security Technologies, Inc.

Our executive offices are located at 333 Bayview Ave, Amityville NY 11701 and our telephone number is (631) 842-9400. Our website is http://www.napcosecurity.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities Exchange Commission (the "SEC"). The contents of or accessible through our website are not incorporated into this Annual Report. Further, our references to the URLs for these websites are intended to be inactive textual reference only.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Our filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

Our website provides a link to our SEC filings, which are available free of charge on the same day such filings are made. The specific location on the website where these reports can be found is https://investor.napcosecurity.com. Our website also provides a link to Section 16 filings which are available free of charge on the same day as such filings are made. Information contained on or accessible through these websites is not a part of this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

Investing in our common stock involves substantial risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," when evaluating our business and before deciding whether to invest in shares of our common stock. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our business could be materially adversely affected as a result of general economic and market conditions.

We are subject to the effects of general economic and market conditions. In the event that any of these conditions deteriorate, our revenue, profit and cash-flow levels could be materially adversely affected in future periods. In the event of such deterioration, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. If such events do occur, they may result in our expenses being too high in relation to our revenues and cash flows. Volatile, negative, or uncertain economic conditions, an increase in the likelihood of a recession, or concerns about these or other similar risks may negatively affect the demand for our products, which could materially and adversely affect our business, results of operations, and financial condition.

In addition, ongoing instability and current conflicts, and the potential for other conflicts and future terrorist activities and other recent geopolitical events throughout the world, have created and may continue to create economic and political uncertainties and impacts that could have a material adverse effect on our business, operations, and profitability. These types of matters cause uncertainty in financial markets and may significantly increase the political, economic and social instability in the geographic areas in which we operate.

During weak economic times, the available pool of independent distributors, dealers and installers of security equipment may decline as the prospects for home building and home renovation projects diminish, which may have a corresponding impact on our growth prospects. In addition, there is an increased risk during these periods that an increased percentage of independent distributors, dealers and installers of security equipment will file for bankruptcy protection, which may harm our reputation, revenue, profitability and results of operations.

The markets we serve are highly competitive with many substantially larger competitors and we may be unable to compete effectively.

We compete with approximately 12 other companies that manufacture and market security equipment to distributors, dealers, control stations and original equipment manufacturers in the U.S. Most of these companies may have substantially greater financial and other resources than the Company. The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into its products, as well as technical support services to its customers. The Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our business may also be materially adversely affected by the announcement or introduction of new products and services by our competitors, and the implementation of effective marketing or sales strategies by our competitors. Our industry is characterized by constantly improved products. There can be no assurance that competitors will not develop products that are superior to the Company's products. We have historically invested approximately 5% to 8% of annual revenues on R&D to mitigate this risk. However, many of our competitors have dedicated more resources and capabilities to R&D, including committing more engineers and capital expenditures, to develop and design new product that may enter the markets sooner or with more penetration. Future success will depend, in part, on our ability to continue to develop and market products and product enhancements cost-effectively. The Company's research and development expenditures are principally targeted at enhancing existing products, and to a lesser extent at developing new ones. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's revenues and results of operations

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate as well.

Our results of operations are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond our control. If our actual results were to fall below the expectations of public market analysts or investors, our quarterly and annual results would be negatively impacted and the price of our stock could fluctuate. Other factors that could affect our quarterly and annual operating results include, but are not limited to:

- changes in the pricing policies of, or the introduction of new products by, us or our competitors;

- delays in the introduction of new products by us or market acceptance of these products;

- health epidemics and other outbreaks, which could significantly disrupt our operations;

- introductions of new technologies and changes in consumer preferences that result in either unanticipated or unexpectedly rapid product category shifts;

- competition with greater resources may cause us to lower prices and in turn could result in reduced margins and loss of market share;

- epidemic or widespread product failure, or unanticipated safety issues, in one or more of our products;

- unanticipated decreases or delays in purchases of our products by our significant distributors, and other channel partners;

- component supply constraints from our vendors;

- unanticipated increases in costs, including air freight, associated with shipping and delivery of our products;

- the inability to maintain stable operations by our suppliers and other parties with whom we have commercial relationships;

- discovery of security vulnerabilities in our products, services or systems, leading to negative publicity, decreased demand, or potential liability;

- foreign currency exchange rate fluctuations in the jurisdictions where we transact in local currency;

- excess levels of inventory and low turns;

- changes in or consolidation of our sales channels and wholesale distributor relationships or failure to manage our sales channel inventory and warehousing requirements;

- delay or failure to fulfill orders for our products on a timely basis;

- delay or failure of our distributors, and other channel partners to purchase at their historic volumes or at the volumes that they or we forecast;

- changes in tax rates or adverse changes in tax laws that expose us to additional income tax liabilities;

- changes in U.S. and international tax policy, including changes that adversely affect customs, tax or duty rates such as tariffs on product imports, as well as income tax legislation and regulations that affect the countries where we conduct business;

- operational disruptions, such as transportation delays or failure of our order processing system, particularly if they occur at the end of a fiscal quarter;

- disruptions or delays related to our financial and enterprise resource planning systems;

- our inability to accurately forecast product demand, resulting in increased inventory exposure;

- geopolitical disruption, including sudden changes in immigration policies, leading to disruption in our workforce or delay or even stoppage of our operations in manufacturing, transportation, technical support, and research and development;

- terms of our contracts with channel partners or suppliers that cause us to incur additional expenses or assume additional liabilities;

- an increase in redemptions of marketing rebates, product warranty and discretionary stock rotation returns or allowance for credit losses;

- our inability to monitor and ensure compliance with our code of ethics, our anti-corruption compliance program, and domestic and international anti-corruption laws and regulations, whether in relation to our employees or with our suppliers or retailers, distributors, or other channel partners;

- failure to implement and maintain the appropriate internal controls over financial reporting, which may result in restatements of our financial statements; and

- any changes in accounting rules.

As a result, period-to-period comparisons of our results of operations may be volatile, and you should not rely on them as an indication of our future performance.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

We are highly dependent upon the transportation systems we use to ship our products, including surface, ocean and air freight. Our attempts to closely match our inventory levels to our product demand intensify the need for our transportation systems to function effectively and without delay. On a quarterly basis, our shipping volume also tends to steadily increase as the quarter progresses, which means that any disruption in our transportation network in the latter half of a quarter will likely have a more material effect on our business than a disruption at the beginning of a quarter.

The transportation network is subject to disruption or congestion from a variety of causes, including labor disputes or port strikes, international conflicts, natural disasters, and congestion resulting from higher shipping volumes. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. A port worker strike, work slow-down, or other transportation disruption in locations where we import our products to fulfill our orders, could significantly disrupt our business. Our international freight is regularly subject to inspection by governmental entities. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially and adversely affected and result in delayed or lost revenue as well as customer imposed penalties. In addition, if increases in fuel prices occur, our transportation costs would likely increase. Moreover, the cost of shipping our products by air freight is greater than by other methods. From time to time in the past, we have shipped products using extensive air freight to meet unexpected spikes in demand and shifts in demand between product categories, to bring new product introductions to market quickly and to timely ship products previously ordered. If we continue to rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could materially and adversely affect our business, results of operations, and financial condition.

We may not be able to maintain or control our expenses proportionate to our sales volumes to generate profit for our business.

Certain of our expenses are fixed or semi-variable, including our costs for operating our manufacturing facilities. While expense levels relative to current sales levels result in positive net income and cash flows, if sales levels decrease significantly and we are unable to reduce expenses proportionately, our business may be adversely affected. The amount of our operating expenses are subject to variables and factors that may not be within our control, including but are not limited to, unexpected expenses relating to the manufacturing of products; increased compensation requirement for our employees and cost of raw materials. A significant portion of our expense is labor cost, including costs for workers who are operating our facility in the Dominican Republic. While we have been able to control our expenses due to the lower labor costs in the Dominican Republic, there is no guarantee that such costs will not increase in the future, or that a sufficient number of workers in Dominican Republic will be available to operate the facility efficiently, and our failure to maintain effective labor costs may adversely affect our results of operations. We may face heightened inflationary pressure, which could impact the cost of doing business in both supply and labor markets. Any potential inflationary pressures could be exacerbated by geopolitical turmoil and economic policy actions, and the duration of any such pressures is uncertain.

Our business could be adversely affected as a result of housing and commercial building market conditions.

We are subject to the effects of housing and commercial building market conditions. The sales of our security products tend to increase during period in which new housing and commercial real estate constructions are increasing. If these conditions deteriorate, resulting in declines in new housing or commercial building constructions, existing home or commercial building sales or renovations, our business, results of operations or financial condition could be materially adversely affected, particularly in our intrusion and door locking product lines. The condition of the residential and commercial building markets in which we operate is cyclical and depends on the condition of the economy in the United States, and on the perceptions of investors of the overall economic outlook. Rising interest rates, declining employment levels, declining demand for real estate, declining real estate values or periods of general economic slowdown or recession or the perception that any of these events may occur have negatively impacted the real estate market in the past and may in the future negatively impact our ability to sell products and generate new revenue sources.

We may not be able to sustain the growth of our recurring service revenue business, which has been the large driver of our revenue and profitability.

A significant driver of our growth is our recurring revenue business in which customers who purchased our products and equipment are required to pay monthly fees for communications services to maintain the operation of such products. Our recurring revenue products, such as StarLink, Prima, MVP Access, iSecure and iBridge, tend to generate higher gross margin and are less susceptible to volatility of market demand and economic conditions. We face intense competition where other companies with greater resources and experience have established a wider and more entrenched customer base for similar products and services, making it more difficult for us to penetrate into such markets. In addition, we are required to incur costs to maintain a network operations center to provide customer support and services, and to comply with federal and state regulations governing the operation and communications of these products. Such costs may reduce our profitability if we are not able to grow and expand the recurring revenue business. As we are increasingly dependent on recurring revenue products as a driver for growth, our failure to execute our strategy for this business line will materially adversely affect our financial conditions and prospects.

We may not be able to sustain and continue the growth of school security products.

Demand for our security products from schools, universities and other educational institutions as a result of the national focus on prevention of school violence continues to be an important market for us. Federal and state governmental authorities have proposed and enacted numerous legislation and laws, including the School Violence Prevention and Mitigation Act of 2019 that provide increased funding to public schools to implement and enhance security systems. While our business has benefited from such additional federal and state funding and increased demand, there is no guarantee that such funding and trend will continue. For example, if school shutdowns return as a result of the COVID-19 pandemic and various stay-at-home orders imposed by state governments, there could be a reduced need for schools to acquire and implement security systems, and state and federal government may also decide to reduce funding or impose additional criteria for funding. These factors may result in a decline in demand for our school security products, which in turn may adversely affect our financial performance.

We rely on distributors to sell our products and an adverse change in our relationship with such distributors may adversely affect our financial performance.

We distribute our products primarily through independent distributors and wholesalers of security alarm and security hardware equipment. Our distributors and wholesalers also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail or reduce their effort to market and sell our products as effectively or to devote resources necessary to provide effective sales, which would adversely affect our financial performance. In addition, our distributors order our products and maintain their inventory based on forecasts of potential demands from dealers and end customers, and our distributors may not be able to forecast such demand accurately, which may adversely affect our ability to generate sales and revenue in a timely manner. In some cases, distributors may delay ordering our products until they receive confirmation of orders from dealers and end customers, and this delay may cause disruption and make it more difficult for us to fill their order timely and effectively, which may adversely affect our revenue and sales.

The financial health of our distributors and wholesalers and our continuing relationships with them are important to our success. Some of these distributors and wholesalers, particularly smaller firms with limited working capital and resources, may not be able to withstand adverse changes in business conditions or mitigate the negative impact of a prolonged economic downturn or recession, including the impact of the COVID-19 pandemic. The failure of our distributors to maintain financial heath and success will impact our ability to generate revenues. Furthermore, our relationship with distributors may change or terminate due to other factors beyond our control, including but are not limited to, acquisition of distributors by third parties may not be willing to continue the relationship with us; internal restructuring or refocus of business strategies; and changes in management, all of which may negatively impact our ability to continue to sell to such distributors. Finally, we generally do not have long-term agreements with distributors who purchase our products primarily through purchase orders. Without an agreement, we are not able to guarantee that such distributors will not discontinue or terminate relationship with us at any time, and any loss of distributor will negatively impact our financial conditions and results of operations.

We may not be able to gain widespread or timely market acceptance of our new products and continue to build and enhance our brand to achieve growth.

We rely on introduction of new products and services to penetrate new markets and identify additional sources of revenues order to grow our business. However, many of our distributors and customers may not be willing to change or switch to new products and equipment, or may require an extended period time to assess, test and evaluate functionalities and performance of our new products. Any delays in establishing widespread acceptance of our new products may adversely affect our financial performance and growth. In order to ensure market acceptance of new products, we have incurred and expect to incur significant expenses in sales and marketing campaign, and we may not be able to justify such costs if the effort does not produce sufficient sales and customer accounts.

We believe that building and maintaining market awareness, brand recognition and goodwill of our business and products in a cost-effective manner is important to our overall success in achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. An important part of our business strategy is to increase awareness of our brand and to provide marketing leadership, services and support to our distributor and customer network. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Our efforts in developing our brand may be hindered by the marketing efforts of our competitors and our reliance on our third parties to promote our brand. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, financial condition, cash flows and results of operations could be harmed.

Our financial results could be materially adversely affected as a result of offering extended payment terms to customers or if we are not able to collect our accounts receivables on a timely basis from major customers.

We regularly grant credit terms beyond 30 days to certain distributors and customers primarily in an effort to keep a full line of our products in-stock at our customers' locations. The longer the terms that are granted, the more risk is inherent in the collection of those receivables. We cannot guarantee that distributors and customers will be able to make payments on a timely basis even after a thorough review of their credit and financial history. The ability of distributors and customers to make such payments may be subject to factors beyond our control, including their financial conditions and business operation. We may also incur additional costs and effort to collect past due receivables without assurance that a sufficient or any amount of bad debt can be collected.

We sell security products and systems and if our solutions fail for any reason, we could be subject to liability and our business could suffer.

We sell security products and services, which are designed to secure the safety of our customer and their commercial, residential, institutional, industrial or governmental properties. Our products and services may contain undetected defects in the software, infrastructure, third-party components or processes. If these solutions fail for any reason, including due to defects in our equipment, software, a carrier outage or user error, we could be subject to liability for such failures and our business could suffer. In addition, our products and systems are not installed by us, and if third parties do not install or maintain our products correctly, our products and systems may not function properly. If the improper installation or maintenance of our products and systems leads to service or equipment failures after introduction of, or an upgrade to, our products and systems, we could experience harm to our branded reputation, claims by our customers or installers or lost revenue during the period required to address the cause of the problem. Any defect in, or disruption to, our products and systems could cause consumers not to purchase additional products or systems from us, prevent potential consumers from purchasing our products and systems or harm our reputation.

We are subject to risks relating to the operation of a manufacturing facility in Dominican Republic.

We operate a manufacturing facility in Dominican Republic where the majority of our products is made and shipped to our U.S. distributors. The facility requires us to incur certain fixed operating costs that do not fluctuate with changes in production levels or utilization of our manufacturing capacity. If production levels decline due to lower demand or reduced customer orders, our fixed costs are spread over reduced levels, which may contribute to decreasing margins and reduced profitability. Operation of a manufacturing facility also subjects us to certain additional risks, including but not limited to the following:

- Unavailability of workers or insufficient workforce to operate the factory;

- Compliance with local regulatory requirements, including labor laws and tax requirements;

- Difficulties in communication and coordination with U.S. headquarters;

- Natural disasters such as hurricanes which may damage our factory; and

- Effect of general political and economic conditions of the Dominican Republic.

The occurrence of any of these factors may adversely affect the production output and operation of our factory, which will disrupt our supply chain and negatively impact our financial performance. Furthermore, we have not identified any alternative third-party factory that can manufacture our products; therefore it would be difficult for us to replace any loss of output of capacity if our factory in Dominican Republic is not functioning properly or at all.

Our business could be materially adversely affected by a weakening of the U.S. dollar against the Dominican peso.

We are exposed to foreign currency risks due to our operations in the Dominican Republic. We have significant operations in the Dominican Republic, which conducts certain transactions in Dominican pesos. We are subject to the risk that currency exchange rates between the United States and the Dominican Republic will fluctuate significantly, potentially resulting in an increase in some of our expenses when US dollars are transferred to Dominican pesos to pay these expenses. For example, if the U.S. dollars weakens and the currency exchange rate is less favorable, it may be more costly for us to pay expenses for our factory in the Dominican Republic, which may adversely affect our financial conditions and results of operations.

Future changes to U.S. income tax or trade policies impacting multi-national companies, including tariffs, could materially affect our financial condition and results of operations.

On April 2, 2025, the U.S. announced a new universal baseline tariff of 10%, (which includes imports from the Dominican Republic where we manufacture most of our products) plus significant additional country-specific tariffs for select trading partners, on all U.S. imports. The uncertainty around the long-term tariff rates that could be applied to our importation of products into the U.S. presents significant challenges to our operations and supply chain and could impact future result. We cannot predict what additional actions might be considered or implemented by the U.S. or its trade partners, particularly in the current geopolitical environment. We anticipate that the imposition of the baseline 10% tariff will increase the cost of our products and could impact product margins. The uncertainty could also cause disturbances in ocean shipping capacity that could affect our ability to secure ocean freight containers for our products, and create inflationary effects on our costs, in addition to the direct impact of tariffs. We are closely monitoring the evolving tariff landscape and attempting to mitigate these impacts, including using pricing adjustments, sourcing strategies and other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the impacts of such tariffs or that the imposition of tariffs, and the resulting economic impact on the U.S. market and consumer, will not be material to our financial results.

We primarily source our manufacturing materials from Asia, including Taiwan, India and China, with additional sourcing from other producers throughout the world. There have been significant enacted and proposed reciprocal tariffs on certain of these countries. At this time, the overall impact on our business related to tariffs remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, reciprocal measures by impacted trade partners, inflationary effects, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges.

Our business could be materially adversely affected by adverse tax consequences of offshore operations.

We have operations both within the United States and offshore, with a portion of our operating income generated outside the United States. We intend to reinvest these earnings in our foreign operations indefinitely, except where we are able to repatriate these earnings to the United States without material incremental tax expense. A significant portion of our assets that result from these earnings remain outside the United States. If these indefinitely reinvested earnings were repatriated into the United States as dividends, we would be subject to additional withholding taxes.

The effects of an epidemic, pandemic, or similar outbreak have negatively impacted and could negatively impact, our business and financial results.

Any epidemics, pandemics, or similar outbreaks such as COVID-19 and its variants could create economic uncertainty and disruptions to the global economy that could adversely affect our businesses, or could lead to operational difficulties, including travel limitations, that could impair our ability to manage or conduct our business. As a result of the COVID-19 pandemic and the related economic downturn, we experienced a decline in the demand for our products, as our distributors and customers reduced orders and adjusted their inventory channel in response to slowdown in spending and demand for security products. While the economic recovery from this pandemic has resulted in increased demand for our products beginning in the fiscal year ended June 30, 2021, re-institution of a prolonged stay-at-home order, or any other continued decrease in economic activity as a result of COVID-19 pandemic, could have a negative adverse impact on our customers and their financial condition, which could impact their ability to meet their financial obligations and could result in elevated levels of delinquencies and bad debt losses. In addition, we rely upon our third-party vendors to provide parts and materials for us to produce our products. If any of these vendors are unable to continue to provide us with these parts and materials, it could negatively impact our ability to serve our customers. We also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of COVID-19 pandemic in areas where we operate.

Beginning in the fiscal year ended June 30, 2021, the impact of the COVID-19 pandemic on the Company's operations lessened. However, the future impact of the ongoing COVID-19 pandemic remains uncertain and subject to change. We cannot predict if there will be a resurgence of COVID-19 or a similar pandemic or outbreak, and when related governmental orders and restrictions will be eased or lifted, and any extension or prolonged implementation of these restrictions will further adversely affect our business, customers and financial results. Even after such orders and restrictions are eased or lifted, the severe economic harm and recession inflicted upon the jurisdictions and areas in which we operate may last for an extended period of time and continue to adversely affect our business and financial performance, and there is no guarantee that we will be able to act quickly and effectively to return to our normal operations. Any future epidemic, pandemic, or similar outbreak as the COVID-19 pandemic may have similar impacts, and we cannot currently anticipate the potential impact on our business and results of operations due to any such outbreak.

Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.

We are subject to numerous state, federal and international laws and regulations that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these legal requirements in the conduct of our business, including by us, or any of our employees, distributors, or other service providers or partners, could result in significant fines and other damages, criminal sanctions against us or our employees, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with our products or commercial contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity, and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

Investigations, claims, disputes, enforcement actions, litigation, arbitration, or other legal proceedings could require us to pay potentially large damage awards or penalties and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

We are subject to and may become a party to various litigation matters, claims, investigations, enforcement actions, arbitrations, or other legal proceedings that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages, penalties, or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or fully indemnified or insured, they could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future, and responding to any action may result in a significant diversion of management's attention and resources. Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. See Item 3: Legal Proceedings and Note 14, "Commitments and Contingencies" to the Consolidated Financial Statements.

Cybersecurity incidents and other disruptions to our information and technology systems, or the information systems of third parties whom we do business with, may compromise our information and expose us to liability that could adversely impact our financial condition, business operations, and reputation.

We are dependent on information technology networks and systems, including the Internet, to process, transmit, report and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our distributors, customers, partners and employees, including personal information. Our information technology systems, along with those of the third parties whom we rely on, are potentially vulnerable to a variety of evolving cybersecurity threats that may expose our data to unauthorized persons or otherwise compromise its integrity. In addition, cyber-attacks from computer hackers and cyber criminals and other malicious Internet-based activity continue to increase generally, and perpetrators of cyber-attacks may be able to develop and deploy viruses, worms, ransomware, malware, DNS attacks, wireless network attacks, attacks on our cloud networks, phishing attempts, social engineering attempts, distributed denial of service attacks and other advanced persistent threats or malicious software programs that attack our products and services, our networks and network endpoints or otherwise exploit any security vulnerabilities of our products, services and networks. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-capabilities or other developments will not compromise or breach the technology protecting the networks that access our platforms and solutions, and we can make no assurance that we will be able to detect, prevent, timely and adequately address or mitigate the negative effects of cyber-attacks or other security breaches. If any one of these risks materializes, our business, financial condition, cash flows or results of operations could be materially and adversely affected.

While we have implemented cybersecurity measures designed to protect our information technology systems as well as the confidential and sensitive data in our possession, there can be no assurance that these measures will be effective. Additionally, the third-parties with whom we do business (including, but not limited to, service providers, such as accountants, custodians and administrators) may be sources or targets of cybersecurity attacks or other technological risks. While we engage in actions to reduce our exposure to third-party risks, we cannot control the cybersecurity plans and systems put in place by these third parties and ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above. Cybersecurity threat actors and their techniques change frequently, are often sophisticated in nature, and may not be detected until after a cybersecurity incident has occurred.

If we, or a third party upon whom we rely, experience a cybersecurity incident or are perceived to have experienced a cybersecurity incident, we may experience adverse consequences. These consequences may affect our business strategy, results of operations, or financial condition and can include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms.

The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. Further, as the regulatory focus on cybersecurity issues continues to increase and worldwide laws and regulations concerning the protection of computer systems, data and personal information expand and become more complex, these potential risks to our business will intensify. A significant actual or potential theft, loss, fraudulent use or misuse of distributor, customer, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding security of such data or a violation of security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our business relationships, litigation, regulatory investigations or actions and other liabilities or actions against us, including significant fines by U.S. federal and state authorities, and other countries and private claims by companies and individuals for violation of data privacy and security regulations.

We rely on the effort and continuing service of our senior management members

The success of the Company is largely dependent on the effort and service of our senior management members, including Mr. Richard Soloway, the founder, Chief Executive Officer, Chairman of our board of directors, and Mr. Kevin Buchel, President and Chief Operating Officer. We depend on them for various aspects of our business operation, including their experience and knowledge in the industry, extensive relationships with distributors and customers, and their leadership to develop and implement business strategies. The loss or reduction of services by Mr. Soloway and Mr. Buchel could have a material adverse effect on the Company's business and prospects. Messrs Soloway and Buchel are 79 and 72 years old, respectively.

Our business could be materially adversely affected as a result of the inability to maintain adequate financing.

While our business currently does not have any debt and finances operations and capital expenditures solely utilizing cash-flows from operations, we have an unused credit facility in the event that we need to supplement current cash-flows with outside financing. The credit facility provides for certain financial covenants relating to ratios affected by profit, asset and debt levels. If the Company's profits, asset or cash-flow levels decline below the minimums required to meet these covenants and we require outside financing, the Company may be materially adversely affected. Effects on the Company could include higher interest costs, reduction in borrowing availability or revocation of these credit facilities. We also may seek to obtain additional financing by issuing equity securities or equity-linked securities or obtaining debt financing to obtain additional funds to expand our business. If we issue additional equity or equity-linked securities, our stockholders may experience significant dilution of their ownership interests and the market price of our common stock could decline. If we engage in additional debt financing, the holders of such debt would have priority over the holders of our common stock, and we may be required to accept terms that further restrict our operations or our ability to incur additional indebtedness or to take other actions that would otherwise be in the interests of the debt holders. Any of the above could harm our business, results of operations, and financial condition. Moreover, instability in the credit or capital markets in the U.S., including as a result of failures of financial institutions and any related market-wide reduction in liquidity, or concerns or rumors about events of these kinds or similar risks, could affect the availability of credit or our credit ratings, making it relatively difficult or expensive to obtain additional capital at competitive rates, on commercially reasonable terms or in sufficient amounts, or at all, thus making it more difficult or expensive for us to access funds.

We are obligated to develop and maintain a system of effective internal controls over financial reporting. These internal controls may be determined to be not effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We have been and are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective and would be required to disclose any material weaknesses identified in Management's Report on Internal Control over Financial Reporting. While we have established certain procedures and control over our financial reporting processes, we cannot assure you that these efforts will prevent restatements of our financial statements in the future.

Our independent registered public accounting firm is also required, pursuant to Section 404 of the Sarbanes-Oxley Act, to report on the effectiveness of our internal control over financial reporting. For future reporting periods, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion that our internal controls over financial reporting are effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Cost of operating as a public company, and compliance with SEC regulations.

As a public company, we are obligated to file with the SEC annual and quarterly reports and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are and will continue to become subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Stock Market ("NASDAQ"), and certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX Act") and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Section 404 of the SOX Act, as well as rules subsequently implemented by the SEC and the NASDAQ, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling, general, and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially and adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and the NASDAQ. Any such action could harm our reputation and the confidence of investors and customers in us and could materially and adversely affect our business and cause our share price to fall.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the SOX Act could materially and adversely affect our business, results of operations, financial condition, and stock price.

As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of rules and regulations of the SEC regarding compliance with Section 404 of the SOX Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We are required to provide our independent registered public accounting firm's annual report addressing the effectiveness of internal control over financial reporting. During our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 of the SOX Act. Testing and maintaining internal control over financial reporting can divert our management's attention from other matters that are important to the operation of our business. We also expect the regulations under Section 404 of the SOX Act to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming, and costly.

For the year ended June 30, 2024, management identified a control deficiency related to inventory costing, as a result of ineffective review of information used in the inventory costing process that was considered a material weakness. Although we remediated this material weakness as of June 30, 2025, there is no assurance that additional material weaknesses will not occur or that we will be able to remediate any additional material weaknesses in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the SOX Act. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the SOX Act in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be materially adversely affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Ownership of Our Common Stock

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Sales of a substantial number of shares of our common stock in the public market could cause our market price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, particularly sales by our directors, executive officers, and significant stockholders, may have on the prevailing market price of our common stock. Additionally, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans, as well as shares issuable upon vesting of restricted stock awards, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.

Our business and operations could be negatively affected if we become subject to stockholder activism, which could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation, or impact our stock price.

Stockholder activism, which can take many forms or arise in a variety of situations, including making public demands that we consider certain strategic alternatives, engaging in public campaigns to attempt to influence our corporate governance and/or our management, and commencing proxy contests to attempt to elect the activists' representatives or others to our Board of Directors, has been increasing recently. Volatility in the price of our common stock or other reasons has caused, and may continue in the future to cause, us to become the target of securities litigation or stockholder activism. Activist stockholders who disagree with the composition of our Board of Directors, our strategy, or the way our company is managed may seek to effect change through various strategies and channels, such as through commencing a proxy contest, making public statements critical of our performance or business, or engaging in other similar activities. Responding to any actions by activist stockholders, including proxy contests, can be costly and time-consuming, has diverted the attention of management, our Board of Directors, and our employees, and may be disruptive to our operations. We may be required to incur significant fees and other expenses related to activist stockholder matters, including for third-party advisors.

Our stock price could be adversely affected by the events, risks, and uncertainties of any stockholder activism. Additionally, perceived uncertainties as to our future direction as a result of stockholder activism, including potential changes to the composition of our Board of Directors, may lead to the perception of a change in the strategic direction of our business; the loss of key employees, including our executive officers; a perception of instability or lack of continuity, particularly if the stockholder activism campaign results in the appointment of one or more activist stockholders to our Board of Directors, which may cause concern to our existing or potential retailers, distributors and other channel partners, employees, and other stockholders; may be exploited by our competitors; may result in the loss of potential business opportunities or limit our ability to develop and introduce new products and services; and may make it more difficult to attract and retain qualified personnel and business partners. In addition, activist directors may make overly burdensome demands of our management and materially and unnecessarily increase management's workload. Furthermore, if our retailers, distributors and other channel partners choose to delay, defer, or reduce transactions with us or do business with our competitors instead of us as a result of perceived uncertainties as to our future direction, then our business, financial condition, and operating results would be adversely affected.

In addition, market volatility may lead to increased stockholder activism if we experience a market valuation that activists believe is not reflective of our intrinsic value and our stock price could experience periods of increased volatility as a result of stockholder activism.

We may become subject to short selling strategies driving down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but may have borrowed with the intention of buying identical securities back at a later date. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. Because it is in the short seller's best interests for the price of the securities to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Companies, like us, that are subject to unfavorable allegations, even if untrue, may have to expend a significant resources to investigate any such allegations, including in connection with securityholder litigation against the Company or investigations by regulators related to or prompted by any such allegations.

ITEM 1B: UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C: CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We face significant and persistent cybersecurity risks due to the global nature of our business, the use of information technology systems, infrastructure and data in our business operations and our reliance on third-party vendors, suppliers, customers and business partners. We defend our systems against cybersecurity attacks on a daily basis and rely heavily on the reliability, security and efficiency of our information technology systems and ongoing employee training to face these threats. We maintain a cyber risk management program designed to assess, identify and manage cybersecurity threats. Our cyber risk management program has been integrated into our overall risk management program. The Audit Committee of our Board of Directors and our management are involved in the oversight of our risk management program, of which cybersecurity represents an important component.

We rely on a multidisciplinary team, including our information security function, outside legal counsel, management, and third-party service providers, as described further below, to identify, assess, and manage cybersecurity threats and risks. These processes include, among other things, annual security awareness training for employees, instituting programs to increase awareness of phishing attempts, tools to detect and monitor unusual network activity, and processes to contain, escalate and respond to incidents. In addition, we have an enterprise Information Security Policy describing our cybersecurity program and governance structure and the processes and procedures in place to identify, mitigate and remediate cybersecurity threats and risks.

We have an incident response plan for managing cybersecurity incidents and associated crisis communication procedures designed to facilitate coordination across the Company and with our partners, customers, the public and others.

To further protect our business, we partner with a third-party vendor to provide cybersecurity and risk management as a managed service offering. They provide cybersecurity risk assessment and threat intelligence to the Company, in addition to acting as a managed service provider for our information technology program. We decided to retain a third party for these services given the small size of our Company and internal information technology staff and the quality, comprehensiveness, and cost-effectiveness of the services offered. An internal team, led by our Senior Vice President of Information Technology, who has extensive years of experience in IT security matters, oversees and works collaboratively with this third-party vendor to evaluate the strength of our cybersecurity protocols and the results of testing to determine what additional actions, such as trainings or remedial actions, are necessary to lessen cybersecurity risks.

Third Party Risk Management

We also monitor and manage cybersecurity risks associated with our third-party service providers, including our managed security service provider, suppliers, customers and vendors, though, among other things, the processes set forth in our policies and procedures, due diligence processes, regular oversight, monitoring and auditing of our relationships by internal staff, supplier codes of conduct and escalation practices for reporting issues. We require our third-party providers to meet appropriate security requirements and controls prior to providing access to our internal systems, and investigate and report any security incidents, as appropriate.

Based on the information available as of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our security measures, however, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information, see "Risk Factors—Risks Related to "Cybersecurity incidents and other disruptions to our information and technology systems, or the information systems of third parties whom we do business" in Part I, Item IA of this Annual Report on Form 10-K.

Cybersecurity Governance

Risk assessment and oversight are an integral part of our governance and management processes. The Audit Committee of our Board of Directors (the "AC") has ultimate oversight of the Company's risk management. The AC is responsible for overseeing our enterprise risk management program, including material risks related to cybersecurity threats. The AC receives quarterly reports from management, including the information technology and legal teams, on cybersecurity risk resulting from risk assessments and reviews any information on relevant internal and industry cybersecurity incidents and is notified between such updates relative to any incidents which could materially affect the Company. Based on this information, our AC monitors the Company's cybersecurity program, including potential threats, weaknesses and vulnerabilities, the policies and procedures in place to prevent, detect and respond to cybersecurity threats and unauthorized access to our information security systems. Significant findings related to cybersecurity, data and technology risks or incidents are at least annually reported to and discussed with the Board of Directors.

Our information technology department is responsible for assessing the risk of cybersecurity threats and hiring appropriate personnel and third-party consultants to oversee the cybersecurity program.

ITEM 2: PROPERTIES.

The Company owns executive offices and production and warehousing facilities at 333 Bayview Avenue, Amityville, New York. This facility consists of a fully-utilized building of approximately 100,000 square foot on a six acre plot. This six-acre plot provides the Company with space for expansion of office, manufacturing and storage capacities.

The Company's foreign subsidiary located in the Dominican Republic, Napco DR, S.A., owns a building of approximately 180,000 square feet of production and warehousing space in the Dominican Republic. That subsidiary also leases the land associated with this building under a 99-year lease expiring in the year 2092 at an annual base rent of approximately $235,000 and $105,000 in annual service charges. The service charges increase 2% annually over the remaining life of the lease. As of June 30, 2025, a majority of the Company's products were manufactured at this facility, utilizing U.S. quality control standards.

Management believes that these facilities are more than adequate to meet the needs of the Company in the foreseeable future.

ITEM 3: LEGAL PROCEEDINGS.

The discussion under the heading *Legal Proceedings* within Note 14, "Commitments and Contingencies" to the Consolidated Financial Statements is incorporated herein by reference.

ITEM 4: MINE SAFETY DISCLOSURE.

Not Applicable.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol "NSSC." As of August 22, 2025, there were approximately 46 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Information:

Dividend Declaration Date	Stockholders of Record Date	Dividend Payable Date	Per Share Cash Dividend Amount
May 2, 2025	June 12, 2025	July 3, 2025	$ 0.14
January 30, 2025	March 12, 2025	April 3, 2025	$0.125
November 1, 2024	December 12, 2024	January 3, 2025	$0.125
August 22, 2024	September 12, 2024	October 3, 2024	$0.125
May 2, 2024	June 3, 2024	June 24, 2024	$ 0.10
February 1, 2024	March 1, 2024	March 22, 2024	$ 0.10
November 2, 2023	December 1, 2023	December 22, 2023	$ 0.08
August 18, 2023	September 1, 2023	September 22, 2023	$ 0.08
May 5, 2023	May 22, 2023	June 12, 2023	$0.0625

Equity Compensation Plan Information as of June 30, 2025:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)
Equity compensation plans approved by security holders (1):	628,236	$ 24.70	869,100
Equity compensation plans not approved by security holders:	—	—	—
Total	628,236	$ 24.70	869,100

(1) In August 2022, the stockholders approved the 2022 Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 950,000 shares of the Company's common stock to be acquired by the holders of such awards. In May 2020, the stockholders approved the 2020 Non-Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards. In December 2018, the stockholders approved the 2018 Non-Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards. In December 2012, the stockholders approved the 2012 Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,900,000 shares of the Company's common stock to be acquired by the holders of such awards. In December 2012, the stockholders also approved the 2012 Non-Employee Stock Option Plan which authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards.

ITEM 6: RESERVED

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Napco Security Technologies, Inc. ("NAPCO"). MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements (Item 8 of this Form 10-K). This section generally discusses the results of our operations for the year ended June 30, 2025 compared to the year ended June 30, 2024. For a discussion of the year ended June 30, 2024 compared to the year ended June 30, 2023, please refer to, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2024.

Overview

Napco is a leading manufacturer and designer of high-tech electronic security devices, wireless communication services for intrusion and fire alarm systems as well as a provider of school safety solutions. We offer a diversified array of security products, encompassing access control systems, door-locking products, intrusion and fire alarm systems and video surveillance products, used for commercial, residential, institutional, industrial and governmental applications. We have experienced significant growth in recent years, primarily driven by our recurring service revenues from wireless communication services for intrusion and fire alarm systems.

NAPCO has established a heritage and proven record in the professional security community for reliably delivering both advanced technology and high-quality security solutions. We are dedicated to developing innovative technology and producing the next generation of reliable security solutions that utilize remote communications and wireless networks.

Highlights from fiscal year 2025 compared with fiscal year 2024 included:

- Net sales for the year decreased 4% to $181.6 million.

- Recurring service revenue ("RSR") for the year increased 14% to $86.3 million.

- Gross margin for recurring service revenue was 91.0% for fiscal 2025.

- Gross margin for equipment revenue was 23.6% as compared to 29.4%.

- Net income decreased 13% to $43.4 million.

Industry Landscape

Our industry continues to be dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas that can further transform the industry and our business. Napco continually strives to innovate through a broad range of research and development activities that seek to identify and address the changing demands of customers, industry trends, and competitive forces.

Economic Conditions and Other Factors

We are subject to the effects of general macroeconomic and market conditions.

On April 2, 2025, the U.S. announced a new universal baseline tariff of 10%, (which includes imports from the Dominican Republic where we manufacture most of our products) plus significant additional country-specific tariffs for select trading partners, on all U.S. imports. The reciprocal country-specific tariffs were subsequently paused for 90 days on most countries. The uncertainty around the long-term tariff rates that could be applied to our importation of products into the U.S. presents significant challenges to our operations and supply chain and could impact future result. We cannot predict what additional actions might be considered or implemented by the U.S. or its trade partners, particularly in the current geopolitical environment. We anticipate that the imposition of the baseline 10% tariff will increase the cost of our products and could impact product margins. The uncertainty could also cause disturbances in ocean shipping capacity that could affect our ability to secure ocean freight containers for our products, and create inflationary effects on our costs, in addition to the direct impact of tariffs. We are closely monitoring the evolving tariff landscape and attempting to mitigate these impacts, including using pricing adjustments, sourcing strategies and other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the impacts of such tariffs or that the imposition of tariffs, and the resulting economic impact on the U.S. market and consumer, will not be material to our financial results.

We primarily source our manufacturing materials from Asia, including Taiwan, India and China, with additional sourcing from other producers throughout the world. There have been significant enacted and proposed reciprocal tariffs on certain of these countries. At this time, the overall impact on our business related to tariffs remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, reciprocal measures by impacted trade partners, inflationary effects, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges.

The markets for security devices and services are dynamic and highly competitive. Our competitors are continually developing new products and solutions for consumers and businesses. We must continue to evolve and adapt to respond to customer and user preferences over an extended time in pace with this changing environment.

Refer to Risk Factors (Part I, Item 1A of this Form 10-K) for a discussion of these factors and other risks.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires a high degree of judgment, either in the application and interpretation of existing accounting literature or in the development of estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We continuously evaluate our estimates and judgments based on historical experience, as well as other factors that we believe to be reasonable under the circumstances. The results of our evaluation form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical estimates include management's judgments associated with reserves for sales returns and allowances, allowance for credit losses, overhead expenses applied to inventory, inventory reserves, valuation of intangible assets, share based compensation and income taxes. These estimates may change in the future if underlying assumptions or factors change, and actual results may differ from these estimates.

We consider the following significant accounting policies to be critical because of their complexity and the high degree of judgment involved in maintaining them.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

Equipment Revenue

Equipment revenue, which includes shipping and handling costs, is primarily generated from the sale of finished products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which is typically the date of shipment of the related equipment when the product is picked up by the carrier or customer. A provision for product returns, credits and rebates is recorded as a reduction of equipment revenue in the same period the revenue is recognized.

The Company provides a limited standard warranty for defective products, usually for a period of 24 to 36 months, and accepts returns for such defective products as well as for other limited circumstances. The Company also provides rebates to customers for meeting specified purchasing targets and other coupons or credits in limited circumstances. Reserves are established for the estimated returns, rebates and credits and such variable consideration is measured based on the most likely amount method.

The Company analyzes product sales returns and is able to make reasonable and reliable estimates of product returns based on several factors including actual returns and expected return data communicated to the Company by its customers.

Service Revenue

Service revenue is primarily generated from the sale of monthly cellular communication services to customers. Those sales predominantly contain a single performance obligation and revenue is recognized ratably with the delivery of cellular communication service over the related monthly period, and when ownership, risks and rewards transfer to the customer..

The services are billed monthly, and customers have the right to cancel the cellular communication services at any time, however the contract with the customer does not provide.

Inventory Valuation

Inventories are valued at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

The Company records a reserve for excess and slow-moving inventory, which represents the difference between the cost of the inventory and its estimated realizable value. This reserve is calculated using an estimated excess and slow-moving percentage applied to the inventory based on age, historical trends, product life cycle, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated excess and slow-moving percentage. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events. The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Liquidity and Capital Resources

Our cash and cash equivalents and short-term investments are as follows:

	June 30, 2025	June 30, 2024
Cash	$ 16,726	$ 18,823
Money Market Fund	66,355	41,116
Certificate of Deposits	—	5,402
	$ 83,081	$ 65,341

We believe that our projected cash flow from operations, combined with our cash and short-term investments, will be sufficient to meet our projected working capital requirements, contractual obligations, and other cash flow needs for the next twelve months. We believe that there is minimal credit risk associated with the investments in cash equivalents and short-term investments due to the types of investment entered.

A summary of the cash flow activity for the year ended June 30, 2025 and 2024 is as follows:

Cash Flows from Operating Activities

	Fiscal Year ended June 30,	
	2025	2024
	(in thousands)	
Net income	$ 43,406	$ 49,818
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,276	2,163
Change in accrued Interest on other investments	—	31
Unrealized (gain) loss on marketable securities	(177)	(56)
Realized (gain) loss on sales of marketable securities	(56)	—
(Recovery of) credit losses	(7)	(99)
Change to inventory reserve	643	1,691
Deferred income taxes	(1,048)	(2,776)
Stock-based compensation expense	1,513	1,733
Changes in operating assets and liabilities:	6,977	(7,137)
Net Cash Provided by Operating Activities	$ 53,527	$ 45,368

Net cash provided by operating activities was $53.5 million for the year ended June 30, 2025 and was due to net income of $43.4 million, adjustments for non-cash items of $3.1 million and an increase in cash flow from changes in operating assets and liabilities of $7.0 million. The changes in operating assets and liabilities were largely attributable to decreases in inventories, accounts receivables and prepaid expenses offset by decreases in accounts payables and accrued expenses.

Net cash provided by operating activities was $45.4 million for the year ended June 30, 2024 and was due to net income of $49.8 million and adjustments for non-cash items of $2.7 million, partially offset by a decrease in cash flow from changes in operating assets and liabilities of $7.1 million. The changes in operating assets and liabilities were largely attributable to increases in inventories, accounts receivables, prepaid expenses, accrued expenses and income taxes receivable and decreases in other assets and accounts payable.

Cash Flows from Investing Activities

	Fiscal Year ended June 30,	
	2025	2024
Purchases of property, plant, and equipment	$ (2,116)	$ (1,594)
Purchases of marketable securities	(12,835)	(206)
Proceeds from sales of marketable securities	2,556	—
Purchases of other investments	—	(1,351)
Redemption of other investments	26,980	—
Net Cash Provided by (Used in) Investing Activities	$ 14,585	$ (3,151)

The cash provided by investing activities during the year ended June 30, 2025 was primarily attributable to proceeds from the sale of marketable securities as well as the redemption of our Certificate of Deposits which were classified as other investments. The Net cash provided by investing activities was partially offset by net cash used for capital expenditures and purchase of marketable securities. The cash used in investing activities during the year ended June 30, 2024 was primarily attributable to cash used for capital expenditures and purchase of certificates of deposits. The change in cash for investing activities from 2024 to 2025 was an increase in proceeds received from marketable securities and other investments.

Cash Flows from Financing Activities

| | Fiscal Year ended June 30, | |
	2025	2024
Proceeds from stock option exercises	$ 54	$ 427
Dividends paid	(13,632)	(13,258)
Repurchase of common stock	(36,794)	—
Net Cash Used in Financing Activities	$ (50,372)	$ (12,831)

The cash used in financing activities for the year ended June 30, 2025 was primarily related to the payment of stockholder dividends as well as purchase of treasury shares while the year ended June 30, 2024 was primarily related to the payment of stockholder dividends.

As of June 30, 2025, the Company's available revolving credit line was $20,000,000, which expires in February 2029. As of June 30, 2025 and 2024, the Company has no outstanding debt.

The Company takes into consideration several factors in measuring its liquidity, including the ratios set forth below:

| | As of June 30, | |
	2025	2024
Current Ratio	6.8 to 1	7.6 to 1
Sales to Receivables	6.0 to 1	5.9 to 1

Working Capital. Working capital decreased by $8,147,000 to $138,387,000 at June 30, 2025 from $146,534,000 at June 30, 2024. Working capital is calculated by deducting Current Liabilities from Current Assets.

Contractual Obligations and Commitments

As of June 30, 2025, the Company had no material commitments for capital expenditures or inventory purchases other than purchase orders issued in the normal course of business. On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease for approximately 4 acres of land in the Dominican Republic, on which the Company's principle manufacturing facility is located, at an annual base rent of approximately $235,000 and $105,000 in annual service charges. The service charges increase 2% annually over the remaining life of the lease.

Results of Operations
Fiscal 2025 Compared to Fiscal 2024

| | Fiscal year ended June 30, (dollars in thousands) | | |
	2025	2024	% Increase/ (decrease)
Net sales: equipment revenues	$ 95,291	$ 113,071	(15.7)%
service revenues	86,330	75,749	14.0 %
	181,621	188,820	(3.8)%
Gross Profit: equipment	22,496	33,209	(32.3)%
services	78,534	68,545	14.6 %
	101,030	101,754	(0.7)%
Gross profit as a % of net sales	55.6 %	53.9 %	3.2 %
equipment	23.6 %	29.4 %	(19.6)%
services	91.0 %	90.5 %	0.5 %
Research and development	12,581	10,763	16.9 %
Selling, general and administrative	42,190	37,173	13.5 %
Selling, general and administrative as a % of net sales	23.2 %	19.7 %	17.8 %
Operating Income	46,259	53,818	(14.0)%
Interest and other income (expense), net	3,810	2,568	48.4 %
Provision for income taxes	6,663	6,568	1.4 %
Net income	43,406	49,818	(12.9)%

Net Sales

Net sales in fiscal 2025 decreased by $7,199,000 to $181,621,000 as compared to $188,820,000 in fiscal 2024.

Net equipment revenue in fiscal 2025 decreased $17,780,000 to $95,291,000 as compared to $113,071,000 in fiscal 2024. The decrease in net sales was primarily due to decreased sales of the Alarm Lock brand door-locking products of $7,183,000, Marks brand door-locking products of $4,309,000, Napco Access Pro brand access control products of $2,274,000 and Napco brand intrusion products of $4,014,000.

The overall decrease in net equipment sales was attributable to the reduction of sales of approximately $6.4 million to one of the Company's larger distributors, which purchases both our intrusion and locking products. In addition, the reduction in door locking device sales was primarily attributable to reduced purchases by three of the Company's locking customers of approximately $9.4 million.

The decrease in equipment revenue was a result of these larger distributors extended destocking strategies throughout the year, in addition to the timing of large project work for our door-locking business and to a lesser extent general softness in demand due to customer uncertainty related to global tariff policies. In fiscal 2024 our door-locking revenue was positively impacted by a large commercial real estate project. The timing of project work is difficult to predict from period to period due to numerous factors.

Net service revenues for fiscal 2025 increased $10,581,000 to $86,330,000 as compared to $75,749,000 in fiscal 2024. The increase in net service revenues was due to an increase in the number of our cellular communication devices put into service and activated.

Gross Profit

The Company's gross profit decreased by $724,000 to $101,030,000 in fiscal 2025 as compared to $101,754,000 in fiscal 2024. Gross profit on equipment sales was $22,496,000 or 23.6% of net equipment sales in fiscal 2025 and $33,209,000 or 29.4% of net equipment sales, in fiscal 2024. Gross profit on service revenues was $78,534,000 or 91% of net service revenues in fiscal 2025 and $68,545,000 or 90.5% of net service revenues, in fiscal 2024. Overall, gross margins increased to 56% of net sales in 2025 from 54% in 2024.

The decrease in Gross profit margins on equipment sales was primarily a result of overall lower equipment sales levels which results in less absorption of fixed manufacturing overhead costs in addition to the impact of tariff costs in the fourth quarter of Fiscal 2025 as a result of distributors pulling forward orders before our announced price increase went into effect.

Research and Development

Research and Development expenses increased by $1,818,000 in fiscal 2025 as compared to fiscal 2024, primarily due to increases of $1,750,000 in personnel-related expenses mainly from merit increases and the hiring of additional engineering staff. The head count of engineering staff increased by 11% from 72 at the end of Fiscal 2024 to 80 at the end of Fiscal 2025.

Selling, General and Administrative

Selling, general and administrative expenses for fiscal 2025 increased by $5,017,000 as compared to fiscal 2024, primarily due to increases of $3,451,000 in personnel-related expenses mainly from merit increases and the hiring of additional personnel in the finance and information technology departments, $500,000 in insurance, $370,000 in advertising, $313,000 in legal and professional fees, offset by decreases in $130,000 in Director fees and $500,000 in transactions costs associated with the Company's Form S-3 filing during fiscal 2024.

Interest and Other Income (Expense)

	Year ended June 30, (dollars in thousands)		
	2025	2024	% Increase (Decrease)
Interest income	$ 3,357	$ 2,375	41%
Investment income	444	262	**
Other, net	9	(69)	**
	$ 3,810	$ 2,568	

**Percentage change not meaningful.

Interest income increased for fiscal 2025, compared to fiscal 2024, primarily due to the increase in our cash and cash equivalents as well as higher interest rates.

Income Taxes

The Company's provision for income taxes for fiscal 2025 remained consistent at $6,663,000 as compared to $6,568,000 for the same period a year ago. The Company's effective tax rate for fiscal 2025 increased to 13% as compared to 12% for fiscal 2024 as a result of a larger portion of the Company's taxable income being attributable to United States operations.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates primarily relates to our investment portfolio. We internally manage our investment portfolios considering investment opportunities and risks, tax consequences, and overall financing strategies. Our investment portfolio includes fixed-income securities with a fair value of approximately $16.1 million at June 30, 2025. These securities are subject to interest rate risk and, based on our investment portfolio at June 30, 2025, a 100 basis point increase in interest rates would result in a decrease in the fair value of the portfolio of approximately $322,000. While an increase in interest rates may reduce the fair value of the investment portfolio, we will not realize the losses in the Consolidated Statements of Income unless the individual fixed-income securities are sold prior to recovery or the loss is determined to be other-than-temporary.

Currency Exchange Risk

We conduct business with non-U.S. customers, however all foreign sales transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto its foreign customers.

If changes in exchange rates were to negatively effect these customers, the Company could have trouble collecting unsecured receivables, and or experience the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations.

We are also exposed to foreign currency risk relative to expenses incurred in Dominican Pesos ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening or weakening in the U.S. dollar to the RD$ would result in an annual increase or decrease in income from operations of approximately $844,000.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

a. Financial Statements: Financial statements required pursuant to this Item are presented on pages FS-1 through FS-35 of this report as follows:

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Napco Security Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Napco Security Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for the years ended June 30, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Excess and Slow-Moving Inventory Reserve — *Refer to Note 1 and 6 to the financial statements*

Critical Audit Matter Description

Management records a reserve for excess and slow-moving inventory, which represents any excess of the cost of the inventory over its estimated net realizable value. The reserve is calculated using an estimated reserve percentage applied to the inventory based on age, historical trends, product life cycle, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product. The reserve for excess and slow-moving inventory was $5.5 million at June 30, 2025.

We identified the reserve for excess and slow-moving inventory as a critical audit matter because of the significant estimates and assumptions management makes to determine the reserve, specifically the reserve percentage and forecasted inventory usage. This required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management's reserve for excess and slow-moving inventory.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant estimates and assumptions used in the excess and slow-moving inventory reserve included the following, among others:

- •We tested the operating effectiveness of management's internal controls over the determination of the inventory reserve.
- We evaluated the methods and assumptions used by management to estimate the inventory reserve by:
  - o Testing the significant inputs used to determine the reserve percentage for accuracy and completeness.
  - o Inquiring with production and engineering management of the Company as to specific products considered in the reserve, the product life cycles and corroborating alternate applications where applicable.
  - o Comparing management's forecasted usage with (1) historical inventory usage as well as forecasted sales, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases as well as in analyst and industry reports of the Company and companies in its peer group.
  - o Evaluating management's ability to accurately forecast inventory usage by comparing actual results to management's historical forecasts.
  - o Considering the impact of changes in the macroeconomic environment on management's forecasted usage.
  - o Testing the mathematical accuracy of management's calculations.

/s/ DELOITTE & TOUCHE LLP

Jericho, New York
August 25, 2025

We have served as the Company's auditor since fiscal year 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Napco Security Technologies, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Napco Security Technologies, Inc. and Subsidiaries (the "Company") for the year ended June 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

/s/ BAKER TILLY US, LLP

We served as the Company's auditor from 2008 to 2023.

New York, New York
September 8, 2023

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2025		June 30, 2024	
	(in thousands, except share data)			
Assets				
Current Assets				
Cash and cash equivalents	$	83,081	$	65,341
Investments - other		—		26,980
Marketable securities		16,095		5,398
Accounts receivable, net of allowance for credit losses of $25 and $32 as of June 30, 2025 and June 30, 2024, respectively		30,108		31,898
Inventories		29,962		34,804
Income tax receivable		—		73
Prepaid expenses and other current assets		3,198		4,269
Total Current Assets		162,444		168,763
Inventories - non-current		11,313		15,109
Property, plant and equipment, net		9,233		9,077
Intangible assets, net		3,287		3,602
Deferred income taxes		6,476		5,428
Operating lease - Right-of-use asset		5,188		5,487
Other assets		200		286
Total Assets	$	198,141	$	207,752
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	5,742	$	7,977
Accrued expenses		8,712		10,345
Accrued salaries and wages		4,398		3,907
Dividends payable		4,992		—
Accrued income taxes		213		—
Total Current Liabilities		24,057		22,229
Accrued income taxes		143		1,122
Operating lease liability		5,335		5,512
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		29,535		28,863
Commitments and Contingencies (Note 14)				
Stockholders' Equity				
Common Stock, par value $0.01 per share; 100,000,000 shares authorized as of June 30, 2025 and June 30, 2024; 39,771,035 and 39,768,186 shares issued; and 35,656,421 and 36,874,471 shares outstanding, respectively.		398		398
Additional paid-in capital		25,280		23,712
Retained earnings		199,083		174,300
Less: Treasury Stock, at cost (4,114,614 and 2,893,715 shares as of June 30, 2025 and June 30, 2024, respectively)		(56,315)		(19,521)
Accumulated other comprehensive income		160		—
Total Stockholders' Equity		168,606		178,889
Total Liabilities and Stockholders' Equity	$	198,141	$	207,752

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended June 30,		
	2025	2024	2023
	(in thousands, except for share and per share data)		
Net Sales:			
Equipment revenues	$ 95,291	$ 113,071	$ 110,062
Service revenues	86,330	75,749	59,935
	181,621	188,820	169,997
Cost of Sales:			
Equipment-related expenses	72,795	79,862	90,197
Service-related expenses	7,796	7,204	6,567
	80,591	87,066	96,764
Gross Profit	101,030	101,754	73,233
Operating Expenses:			
Research and development	12,581	10,763	9,328
Selling, general, and administrative expenses	42,190	37,173	33,580
Total Operating Expenses	54,771	47,936	42,908
Operating Income	46,259	53,818	30,325
Other Income:			
Interest and other income, net	3,810	2,568	903
Income before Provision for Income Taxes	50,069	56,386	31,228
Provision for Income Taxes	6,663	6,568	4,101
Net Income	$ 43,406	$ 49,818	$ 27,127
Income Per Share:			
Basic	$ 1.20	$ 1.35	$ 0.74
Diluted	$ 1.19	$ 1.34	$ 0.73
Weighted Average Number of Shares Outstanding:			
Basic	36,298,000	36,812,000	36,741,000
Diluted	36,499,000	37,066,000	37,005,000

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHNSIVE INCOME

	Year Ended June 30,					
	2025		2024		2023	
Net Income	$	43,406	$	49,818	$	27,127
Other comprehensive income, net of tax				—		—
Net change in unrealized gains on available-for-sale debt securities, net of taxes of $25		160		—		—
Other comprehensive income, net of tax		160		—		—
Total Comprehensive income	$	43,566	$	49,818	$	27,127

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended June 30, 2025, 2024 and 2023
(in thousands except for share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income	Total
	Number of Shares Issued	Amount		Number of Shares	Amount			
Balance at June 30, 2022	39,628,197	$ 396	$ 20,005	(2,893,715)	$ (19,521)	$ 112,911	$ —	$ 113,791
Stock options exercised	35,615	1	84	—	—	—	—	85
Stock-based compensation expense	—	—	1,464	—	—	—	—	1,464
Cash dividend ($.0625 per share)	—	—	—	—	—	(2,298)	—	(2,298)
Net income	—	—	—	—	—	27,127	—	27,127
Balances at June 30, 2023	39,663,812	$ 397	$ 21,553	(2,893,715)	$ (19,521)	$ 137,740	$ —	$ 140,169
Stock options exercised	104,374	1	426	—	—	—	—	427
Stock-based compensation expense	—	—	1,733	—	—	—	—	1,733
Cash dividend ($.36 per share)	—	—	—	—	—	(13,258)	—	(13,258)
Net income	—	—	—	—	—	49,818	—	49,818
Balances at June 30, 2024	39,768,186	$ 398	$ 23,712	(2,893,715)	$ (19,521)	$ 174,300	$ —	$ 178,889
Stock options exercised	2,849	—	54	—	—	—	—	54
Stock-based compensation expense	—	—	1,514	—	—	—	—	1,514
Purchase of treasury shares	—	—	—	(1,220,899)	(36,794)	—	—	(36,794)
Cash dividend ($.52 per share)	—	—	—	—	—	(18,623)	—	(18,623)
Other comprehensive income, net of tax	—	—	—	—	—	—	160	160
Net income	—	—	—	—	—	43,406	—	43,406
Balances at June 30, 2025	39,771,035	$ 398	$ 25,280	(4,114,614)	$ (56,315)	$ 199,083	$ 160	$ 168,606

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year ended June 30,		
	2025	2024	2023
		(in thousands)	
Cash Flows from Operating Activities			
Net income	$ 43,406	$ 49,818	$ 27,127
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,276	2,163	1,930
Gain on disposal of fixed asset	—	—	(15)
Change in accrued Interest on other investments	—	31	(470)
Unrealized (gain) loss on marketable securities	(177)	(56)	80
Realized (gain) loss on sales of marketable securities	(56)	—	—
(Recovery of) credit losses	(7)	(99)	(112)
Change to inventory reserve	643	1,691	(445)
Deferred income taxes	(1,048)	(2,776)	(2,818)
Stock-based compensation expense	1,513	1,733	1,464
Changes in operating assets and liabilities:			
Accounts receivable	1,797	(5,730)	3,261
Inventories	7,995	(3,255)	1,883
Prepaid expenses and other current assets	1,071	(867)	(564)
Income tax receivable	48	2	(75)
Other assets	86	25	35
Accounts payable, accrued expenses, accrued salaries and wages, accrued income taxes	(4,020)	2,688	(6,581)
Net Cash Provided by Operating Activities	53,527	45,368	24,700
Cash Flows from Investing Activities			
Purchases of property, plant, and equipment	(2,116)	(1,594)	(2,962)
Proceeds from disposal of fixed asset	—	—	38
Purchases of marketable securities	(12,835)	(206)	(148)
Proceeds from sales of marketable securities	2,556	—	—
Purchases of other investments	—	(1,351)	(35,281)
Redemption of other investments	26,980	—	10,091
Net Cash Provided by (Used in) Investing Activities	14,585	(3,151)	(28,262)
Cash Flows from Financing Activates			
Proceeds from stock option exercises	54	427	85
Dividends paid	(13,632)	(13,258)	(2,298)
Repurchase of common stock	(36,794)	—	—
Net Cash Used in Financing Activities	(50,372)	(12,831)	(2,213)
Net increase (decrease) in Cash and Cash Equivalents	17,740	29,386	(5,775)
Cash and Cash Equivalents - Beginning	65,341	35,955	41,730
Cash and Cash Equivalents - Ending	$ 83,081	$ 65,341	$ 35,955
Supplemental Cash Flow Information			
Interest paid	$ —	$ 14	$ 16
Income taxes paid	$ 8,427	$ 9,330	$ 8,811
Non-Cash Investing and Financing Transactions			
Dividends declared and not paid	$ 4,992	—	—

See accompanying notes to consolidated financial statements.

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Business:

Napco Security Technologies, Inc ("NAPCO", "the Company", "we", "our") is one of the leading manufacturers and designers of high-tech electronic security devices, cellular communication services for intrusion and fire alarm systems as well as a leading provider of school safety solutions. We offer a diversified array of security products, encompassing access control systems, door-locking products, intrusion and fire alarm systems and video surveillance products. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold principally to independent distributors, dealers and installers of security equipment. We have established a national network of trusted independent security dealers and integrators that are experts at selling, installing and supporting our various technologies. These dealers and installers are dependent on our platform for communication services to our radio communicators and smart security devices, and they pay us a monthly fee for these services to operate and manage their businesses efficiently.

Basis of Presentation:

The consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of NAPCO and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continuously evaluate our estimates and judgments based on historical experience, as well as other factors that we believe to be reasonable under the circumstances. The results of our evaluation form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical estimates include management's judgments associated with reserves for sales returns and allowances, allowance for credit losses, overhead expenses applied to inventory, inventory reserves, valuation of intangible assets, share based compensation and income taxes. These estimates may change in the future if underlying assumptions or factors change, and actual results may differ from these estimates.

Significant Accounting Policies:

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued expenses reflected in the consolidated financial statements approximate fair value due to their short-term maturities. The fair value of debt for footnote disclosure purposes, including current maturities, if any, is estimated using recently quoted market prices of the instrument, or if not available, a discounted cash flow analysis based on the estimated current incremental borrowing rates for similar types of instruments.

Cash and Cash Equivalents

All financial instruments purchased with an original maturity of three months or less at the time of purchase are considered cash equivalents. Such items may include liquid money market funds, certificate of deposit and time deposit accounts. Investments that are classified as cash equivalents are carried at cost, which approximates fair value. Certificate of deposits with an original maturity greater than three months are classified as Investments – other.

The Company's cash and cash equivalents included approximately $66,355,000 of short-term time deposits as of June 30, 2025. Cash and cash equivalents include approximately $46,518,000 of short-term time deposits, consisting of a certificate of deposit totaling $5,402,000 and $41,116,000 in a money market fund as of June 30, 2024.

Cash and cash equivalents consists of the following as of (in thousands):

	June 30, 2025	June 30, 2024
Cash	$ 16,726	$ 18,823
Money Market Fund	66,355	41,116
Certificate of Deposits	—	5,402
	$ 83,081	$ 65,341

Investments-other consists of the following as of (in thousands):

	June 30, 2025	June 30, 2024
Certificate of Deposits	$ —	$ 26,980
	$ —	$ 26,980

Certificate of deposits are recorded at the original cost plus accrued interest. There were no certificate of deposits outstanding at June 30, 2025. The Company's certificate of deposits as of June 30, 2024 consisted of the following (in thousands):

	June 30, 2024			
Balance Sheet Classification	Interest Rate	Maturity Date	Cost	Carrying Value
Cash and Cash Equivalents	4.70%	8/22/2024	$ 5,374	$ 5,402
Investments - other	4.55% - 4.75%	7/25/2024 - 10/24/2024	26,709	26,980

The Company has cash balances in banks in excess of the maximum amount insured by the FDIC and other international agencies as of June 30, 2025. The Company has not historically experienced any credit losses with balances in excess of FDIC limits.

Marketable Securities

Investments in debt securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in fair value, excluding credit losses and impairments, are recorded in other comprehensive income. Fair value is calculated based on publicly available market information or other estimates determined by management. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, a systematic methodology is employed that considers available quantitative and qualitative evidence. In addition, specific adverse conditions are considered related to the financial health of, and business outlook for, the investee. If the Company plans to sell the security or it is more likely than not that the Company will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Investments in equity securities with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured using the equity method or measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). The Company performs a qualitative assessment on a periodic basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in value are recorded in other income (expense), net.

Accounts Receivable

Accounts receivable is stated net of the reserves for credit losses of $25,000 and $32,000 as of June 30, 2025 and 2024, respectively. In accordance with ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), the Company recognizes an allowance for credit losses for trade and other receivables to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset which includes consideration of past events and historical loss experience, current events and also future events based on our expectation as of the balance sheet date. Receivables are written off when the Company determined that such receivables are deemed uncollectible. The Company pools its receivables based on similar risk characteristics in estimating its expected credit losses. In situations where a receivable does not share the same risk characteristics with other receivables, the Company measures those receivables individually. The Company also continuously evaluates such pooling decisions and adjusts as needed from period to period as risk characteristics change.

The Company utilizes the loss rate method in determining its lifetime expected credit losses on its receivables. This method is used for calculating an estimate of losses based primarily on the Company's historical loss experience. In determining its loss rates, the Company evaluates information related to its historical losses, adjusted for current conditions and further adjusted for the period of time that can be reasonably forecasted. Qualitative and quantitative adjustments related to current conditions and the reasonable and supportable forecast period consider all the following: past due receivables, the customer creditworthiness, changes in the terms of receivables, effect of other external forces such as competition, and legal and regulatory requirements on the level of estimated credit losses in the existing receivables.

Inventories

Inventories are valued at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

The Company records a reserve for excess and slow-moving inventory, which represents any excess of the cost of the inventory over its estimated realizable value. This reserve is calculated using an estimated excess and slow-moving percentage applied to the inventory based on age, historical trends, product life cycle, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated excess and slow-moving percentage (See Note 6).

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Long-Lived and Intangible Assets

Long-lived assets are amortized over their useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. Impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Changes in intangible assets are as follows (in thousands):

| | June 30, 2025 | | | June 30, 2024 | | |
	Carrying value	Accumulated amortization	Net book value	Carrying value	Accumulated amortization	Net book value
Customer relationships	$ 9,800	$ (9,549)	$ 251	$ 9,800	$ (9,436)	$ 364
Trade name	4,048	(1,012)	3,036	4,048	(810)	3,238
	$ 13,848	$ (10,561)	$ 3,287	$ 13,848	$ (10,246)	$ 3,602

Amortization expense for intangible assets subject to amortization was approximately $315,000, $337,000 and $361,000 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Amortization expense for each of the next five fiscal years is estimated to be as follows: 2026 - $297,000; 2027 - $283,000; 2028 - $269,000; 2029 - $210,000; and 2030 - $202,000. The weighted average remaining amortization period for intangible assets was 14.1 years and 14.8 years at June 30, 2025 and 2024, respectively.

Revenue Recognition

Revenue from contracts with customers is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue from all sales types is recognized at the transaction price, which is the amount we expect to be entitled to in exchange for transferring goods or providing services.

Equipment Revenue

Equipment revenue, which includes shipping and handling costs, is primarily generated from the sale of finished products to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which is typically the date of shipment of the related equipment when the product is picked up by the carrier or customer. A provision for product returns, credits and rebates is recorded as a reduction of equipment revenue in the same period the revenue is recognized.

The Company provides limited standard warranty for defective products, usually for a period of 24 to 36 months, and accepts returns for such defective products as well as for other limited circumstances. The Company also provides rebates to customers for meeting specified purchasing targets and other coupons or credits in limited circumstances. Reserves are established for the estimated returns, rebates and credits and such variable consideration is measured based on the most likely amount method.

The Company analyzes product sales returns and is able to make reasonable and reliable estimates of product returns based on several factors including actual returns and expected return data communicated to the Company by its customers.

Service Revenue

Service revenue is primarily generated from the sale of monthly cellular communication services to customers. Those sales predominantly contain a single performance obligation and revenue is recognized ratably with the delivery of cellular communication service over the related monthly period, and when ownership, risks and rewards transfer to the customer.

The services are billed monthly, and customers have the right to cancel the cellular communication services at any time, however the contract with the customer does not provide for a refund.

Cost of Sales

Equipment Cost of Sales

Equipment cost of sales is primarily comprised of direct materials and supplies consumed in the manufacturing of products, as well as manufacturing labor, depreciation expense and direct and indirect overhead expenses necessary to acquire and convert the purchased materials and supplies into finished products.

Service Cost of Sales

Service cost of sales is primarily the cost of operating our network operations center to manage and deliver telecommunication services.

Shipping and Handling Sales and Costs

The Company records the amount billed to customers for shipping and handling in net sales ($419,000, $349,000 and $450,000 in the fiscal years ended June 30, 2025, 2024 and 2023, respectively) and classifies the costs associated with these sales in cost of sales ($1,589,000, $1,573,000 and $1,697,000 in the fiscal years ended June 30, 2025, 2024 and 2023, respectively).

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of income and are expensed as incurred. Advertising expense for fiscal years ended June 30, 2025, 2024 and 2023 was $3,753,000, $3,262,000 and $2,931,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense as incurred and are included in operating expenses in the consolidated statements of income.

Income Taxes

The Company records provisions for income taxes in the consolidated financial statements using the asset and liability method. Under this method, income tax liabilities or receivables are recognized for the current year, in addition deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. When necessary, a valuation allowance is recorded to reduce deferred tax assets to the net amount that is believed is more likely than not to be realized. That assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing the future taxable income on a jurisdictional basis, the Company considers the effect of the transfer pricing policies on that income.

The Company recognizes tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company's policy is to adjust these unrecognized tax benefits in the period when facts and circumstances change, such as the closing of a tax audit, the expiration of statute of limitation for a relevant taxing authority to examine a tax position, or when additional information becomes available. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related interest and penalties.

Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act introduced the global intangible low-taxed income ("GILTI") provisions effective in 2018, which generally impose a tax on the net income earned by foreign subsidiaries of a U.S. company in excess of a deemed return on their tangible assets. The Company recognizes the tax on GILTI as a period cost when the tax is incurred.

Net Income per Share

Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net Income			Weighted Average Shares			Net Income per Share		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Basic EPS	$ 43,406	$ 49,818	$ 27,127	$ 36,298	36,812	36,741	$ 1.20	$ 1.35	$ 0.74
Effect of Dilutive Securities:									
Stock Options	—	—	—	201	254	264	(0.01)	(0.01)	(0.01)
Diluted EPS	$ 43,406	$ 49,818	$ 27,127	$ 36,499	37,066	37,005	$ 1.19	$ 1.34	$ 0.73

Options to purchase 110,375, 19,663 and 7,534 shares of common stock for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, were not included in the computation of Diluted EPS because their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company has established five share incentive programs as discussed in Note 10.

Stock-based awards exchanged for services are accounted for under the fair value method. Accordingly, stock-based compensation cost is measured at the grant date based on the estimated fair value of the award. The expense for awards is recognized over the requisite service period (generally the vesting period of the award). The Company has elected to treat awards with only service conditions and with graded vesting as one award. Consequently, the total compensation expense is recognized straight-line over the entire vesting period, so long as the compensation cost recognized at any date at least equals the portion of the grant date fair value of the award that is vested at that date.

Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility, among other factors.

Stock-based compensation costs of $1,513,000, $1,733,000 and $1,464,000 were recognized for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Foreign Currency

The Company has determined the functional currency of all foreign subsidiaries is the U.S. Dollar. All foreign operations are considered a direct and integral part or extension of the Company's operations. The day-to-day operations of all foreign subsidiaries are dependent on the economic environment of the U.S. Dollar. Therefore, no realized and unrealized gains and losses associated with foreign currency translation are recorded for the fiscal years ended June 30, 2025, 2024 or 2023.

Comprehensive Income

For the fiscal years ended June 30, 2024 and 2023, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income approximates its net income for the year ending June 30, 2024 and 2023.

Segment Reporting

The Company operates its business under one operating segment, which is also its reportable segment. The Company's Chief Operating Decision maker ("CODM"), who is our President and Chief Operating Officer, reviews financial information presented at the consolidated level and decides how to allocate resources based on financial metrics, including net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM uses such financial metrics, including net income, to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits or allocate to other parts of the organization, such as working capital needs, mandatory and discretionary capital expenditures or other growth opportunities that may arise that are in the Company's best interest and the best interest of the stockholders. See Note 15 – Segment and geographical data for additional accounting policies and disclosures.

Leases

The Company determines at contract inception if an arrangement is a lease, or contains a lease, of an identified asset for which the Company has the right to obtain substantially all of the economic benefits from its use and the right to direct its use. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, while lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. The implicit discount rate in the Company's leases generally cannot readily be determined, and therefore the Company uses its incremental borrowing rate based on information available at lease commencement date in determining the present value of future payments. If the Company has options to renew or terminate certain leases, those options are included in the determination of lease term when it is reasonably certain that the Company will exercise such options. The Company does not separate lease and non-lease components in determining ROU assets or lease liabilities for real estate leases. Additionally, the Company does not recognize ROU assets or lease liabilities for leases with original terms or renewals of one year or less. See Note 14 – Commitments and Contingencies; Leases for additional accounting policies and disclosures.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Recently Adopted Accounting Standards

The Company adopted Accounting Standards Update ("ASU") 2023-07, Segment Reporting: *Improvements to Reportable Segment Disclosures*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. Refer to Note 15, *Segment and Geographic Information* for the adoption of this guidance and related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-06, Disclosure Improvements: *Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*, which modifies the disclosure or presentation requirements of a variety of Topics in the Codification. Among the various codification amendments, Topic 470 *Debt* is applicable to the Company which requires the disclosure of amounts, terms and weighted-average interest rates of unused lines of credit. The effective date is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirement by that date, with early adoption prohibited. The adoption of this new standard will not have a material impact on our financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: *Improvements to Income Tax Disclosures*, which requires on an annual basis to (1) disclose specific categories in the rate reconciliation, (2) provide additional information for reconciling items that meet a quantitative threshold, and (3) income taxes paid disaggregated by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement: *Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses*, which improves disclosure requirements and mandates enhanced transparency about the types of expenses in commonly presented expense captions in financial statements. This guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact that this guidance may have on our financial statements and related disclosures.

The Company is evaluating other pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on our consolidated financial statements.

NOTE 2 – Revenue Recognition and Contracts with Customers

The Company is engaged in one major line of business: the development, manufacture, and distribution of security products, encompassing access control systems, door security products, intrusion and fire alarm systems, alarm communication services, and video surveillance products for commercial and residential use. The Company also provides wireless communication service for intrusion and fire alarm systems on a monthly basis. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. Sales to unaffiliated customers are primarily shipped from the United States.

As of June 30, 2025 and 2024, the Company included refund liabilities of approximately $4,790,000 and $6,295,000, respectively, in accrued expenses within the Consolidated Balance Sheets. As of June 30, 2025 and 2024, the Company included return-related assets of approximately $1,152,000 and $1,586,000, respectively, in other current assets.

As a percentage of gross sales, sales returns, rebates and allowances were 6%, 7% and 7% for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

The Company disaggregates revenue from contracts with customers into major product lines. The Company determines that disaggregating revenue into these categories achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. As noted in the accounting policy footnote, the Company's business consists of one operating segment. Following is the disaggregation of revenues based on major product lines (in thousands):

| | Fiscal year ended June 30, | | |
	2025	2024	2023
Major Product Lines:			
Intrusion and access alarm products	$ 33,084	$ 39,372	$ 47,344
Door locking devices	62,207	73,699	62,718
Services	86,330	75,749	59,935
Total Revenues	$ 181,621	$ 188,820	$ 169,997

The following table represents the allowance for credit losses accounts as of the respective years ending June 30 (in thousands):

	Balance at beginning of period		Charged to costs and expenses		Deductions/ (recoveries)		Balance at end of period
For the Year Ended June 30, 2023:							
Allowance for credit losses	$	243	$	6	$	(118)	$	131
For the Year Ended June 30, 2024:							
Allowance for credit losses	$	131	$	—	$	(99)	$	32
For the Year Ended June 30, 2025:							
Allowance for credit losses	$	32	$	—	$	(7)	$	25

NOTE 3 – Business and Credit Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk mainly consist of cash equivalents, short-term investments and accounts receivable. Our cash equivalents and short-term investments primarily consist of government securities and money market funds which are held and managed by high credit quality financial institutions.

The Company had one customer with an accounts receivable balance that comprised 11%, 17% and 19% of the Company's accounts receivable at June 30, 2025, 2024 and 2023, respectively. Sales to this customer did not exceed 10% of net sales during fiscal years ended June 30, 2025 and 2024. Sales to this customer were 10% of net sales for the fiscal year ended June 30, 2023. The Company had another customer with an accounts receivable balance that comprised 13%, 12% and 14% of the Company's accounts receivable at June 30, 2025, 2024 and 2023, respectively. Sales to this customer did not exceed 10% of net sales in any of the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

NOTE 4 – Fair Value Measurements

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. The Company is required to classify certain assets and liabilities based on the following fair value hierarchy:

- Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and
- Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company has evaluated the estimated fair value of financial instruments using available market information and valuations as provided by third-party sources. The use of different market assumptions or estimation methodologies could have a significant effect on the estimated fair value amounts.

The following table presents the Company's assets that were measured at fair value on a recurring basis at June 30, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
June 30, 2025				
Cash equivalents				
Money market funds	66,355,000	-	-	66,355,000
Total	66,355,000	-	-	66,355,000
Marketable securities				
U.S. Treasury Securities	10,243,000	-	-	10,243,000
Mutual funds	5,852,000	-	-	5,852,000
Total	16,095,000	-	-	16,095,000
June 30, 2024				
Cash equivalents				
Certificate of deposits	5,402,000	-	-	5,402,000
Money market funds	41,116,000	-	-	41,116,000
Total	46,518,000	-	-	46,518,000
Short-term investments				
Certificate of deposits	26,980,000	-	-	26,980,000
Total	26,980,000	-	-	26,980,000
Marketable securities				
Mutual funds	5,398,000	-	-	5,398,000
Total	5,398,000	-	-	5,398,000

The Company's investments classified as Level 1 are based on quoted prices that are available in active markets, as well as certificates of deposits and time deposits that are classified as Level 1 due to their short-term nature. The Company's investments classified as Level 2 are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes, or alternative pricing sources with reasonable levels of price transparency.

For the years ended June 30, 2025 and 2024, there were no transfers between Levels 1 and 2 investments and no transfers in or out of Level 3.

NOTE 5 – Marketable Securities

A summary of the fair value of the Company's investment in marketable securities as of June 30, 2025 and 2024 is as follows:

	2025		2024
Equity Securities	$	5,852	$	5,398
Debt Securities (available-for-sale)		10,243		—
	$	16,095	$	5,398

Investments in Equity Securities

The disaggregated net gains and losses on the equity securities recognized within the accompanying consolidated statements of income for the years ended June 30, 2025, 2024 and 2023 are as follows (in thousands):

| | Year ended June 30, | | |
	2025	2024	2023
Net gains recognized during the period on equity securities	$ 276	$ 207	$ 147
Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting date	177	55	(79)
	$ 453	$ 262	$ 68

The following tables summarize the Company's investment in equity securities as of June 30, 2025 and 2024, respectively (in thousands):

| | June 30, 2025 | | | June 30, 2024 | | |
	Cost	Fair Value	Unrealized Gain (Loss)	Cost	Fair Value	Unrealized Gain (Loss)
Mutual Funds	$ 6,008	5,852	$ (156)	$ 5,857	$ 5,398	$ (459)

Investment income is recognized when earned and consists principally of interest income from fixed income mutual funds. Realized gains and losses on sales of investments are determined on a specific identification basis.

Investments in Debt Securities

The Company had no investments in debt securities as of June 30, 2024. The following tables summarize the Company's investments in debt securities as of June 30, 2025 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value
U.S. Treasury Securities	$ 10,058	$ 185	$ —	$ 10,243

The debt investments all mature within one year or less, and the Company did not recognize any credit or non-credit related losses related to its det securities during the year ended June 30, 2025.

NOTE 6 - Inventories

Inventories, net of reserves are valued at lower of cost (first-in, first-out method) or net realizable value. Inventories, net of reserves consist of the following (in thousands):

	June 30, 2025	June 30, 2024
Component parts	$ 26,967	$ 32,283
Work-in-process	6,457	7,509
Finished product	7,851	10,121
	$ 41,275	$ 49,913
Classification of inventories:		
Current	$ 29,962	$ 34,804
Non-current	11,313	15,109
	$ 41,275	$ 49,913

The reserve for excess and slow-moving inventory, which reduces inventory in our consolidated balance sheets were $5,515,000 and $5,026,000 as of June 30, 2025 and 2024, respectively.

NOTE 7 - Property, Plant, and Equipment

Property, plant and equipment consist of the following (in thousands):

	2025	2024	Useful Life in Years
Land	$ 904	$ 904	N/A
Buildings	8,911	8,911	30 to 40
Molds and dies	7,548	7,539	3 to 5
Furniture and fixtures	3,805	3,613	5 to 10
Machinery and equipment	31,053	29,761	3 to 10
Building improvements	3,657	3,129	Shorter of the lease term or life of asset
	55,878	53,857	
Less: accumulated depreciation and amortization	(46,645)	(44,780)	
	$ 9,233	$ 9,077	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,961,000, $1,826,000 and $1,569,000 in fiscal 2025, 2024 and 2023, respectively.

NOTE 8 - Income Taxes

The provision for income taxes represents Federal, foreign, and state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions, global intangible low-taxed income ("GILTI"), tax benefit of R&D credits, and certain nondeductible expenses. Our effective tax rate will change based on recurring and non-recurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, and state and local income taxes.

The amounts of income before income taxes attributable to domestic and foreign operations were as follows:

| | For the Year ended June 30, | | |
	2025	2024	2023
Domestic	$ 12,038	$ 6,936	$ 4,926
Foreign	38,031	49,450	26,302
Total	$ 50,069	$ 56,386	$ 31,228

The provision for income taxes is comprised of the following (in thousands):

| | For the Year ended June 30, | | |
	2025	2024	2023
Current income taxes:			
Federal	$ 6,817	$ 8,329	$ 5,899
State	894	1,015	1,020
	7,711	9,344	6,919
Deferred income taxes:			
Federal	(1,046)	(2,367)	(2,334)
State	(2)	(409)	(484)
	(1,048)	(2,776)	(2,818)
Provision for income taxes	$ 6,663	$ 6,568	$ 4,101

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows for the years ended June 30, (dollars in thousands):

| | 2025 | | 2024 | | 2023 | |
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$ 10,515	21.0 %	$ 11,841	21.0 %	$ 6,558	21.0 %
Increases (decreases) in taxes resulting from:						
Meals and entertainment	68	0.1 %	66	0.1 %	48	0.2 %
State income taxes, net of Federal income tax benefit	704	1.4 %	935	1.7 %	436	1.4 %
Global intangible low-taxed income	3,981	8.0 %	5,259	9.3 %	2,739	8.8 %
R&D Credit	(461)	(0.9)%	(632)	(1.1)%	(661)	(2.1)%
Executive Compensation	183	0.4 %	47	0.1 %	—	— %
Foreign Source income not subject to Tax	(7,986)	(16.0)%	(10,518)	(18.7)%	(5,524)	(17.7)%
Uncertain Tax Positions	(825)	(1.6)%	78	0.1 %	63	0.2 %
Other, net	484	0.8 %	(508)	(0.9)%	442	1.4 %
Effective tax rate	$ 6,663	13.3 %	$ 6,568	11.6 %	$ 4,101	13.1 %

Deferred tax assets and deferred tax liabilities at June 30, 2025 and 2024 are as follows (in thousands):

| | Deferred Tax Assets (Liabilities) | | | |
	2025		2024	
Accounts receivable	$	6	$	8
Inventories		633		541
Accrued liabilities		675		676
Stock based compensation expense		474		452
Revenue reserves		520		439
Unrealized loss on marketable securities		69		136
Capitalized research and development cost		6,181		5,447
Other		—		2
Total Deferred Tax Assets	$	8,558	$	7,701
Valuation allowance		—		—
Deferred income tax assets, net of valuation allowance	$	8,558	$	7,701
Intangibles		(802)		(874)
Property, plant and equipment		(667)		(786)
Other deferred tax liabilities		(613)		(613)
Total Deferred Tax Liability	$	(2,082)	$	(2,273)
Net Deferred Tax Asset	$	6,476	$	5,428

The Company has identified the United States and New York State as its major tax jurisdictions. Fiscal years 2021 and forward are still open for examination, in addition to fiscal year 2018, which is subject to a six year statute of limitations. In addition, the Company has a wholly-owned subsidiary which operates in a Free Zone in the Dominican Republic ("DR") and is exempt from DR income tax.

The provision for income taxes represents Federal, foreign, and state and local income taxes. The effective rate differs from statutory rates due to the effect of tax rates in foreign jurisdictions, state and local income taxes, tax benefit of R&D credits, certain nondeductible expenses, uncertain tax positions and global intangible low-taxed income ("GILTI").

During the year ending June 30, 2025, the Company decreased its reserve for uncertain income tax positions due to lapses in Federal and state statutes. The result of this decrease was a tax benefit of $825,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2025, the Company had accrued interest totaling $5,000, penalties totaling $5,000, and $22,000 of unrecognized net tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future period. The Company does not expect that its unrecognized tax benefits will significantly change within the next twelve months. The Company claims R&D tax credits on eligible research and development expenditures. The R&D tax credits are recognized as a reduction to income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2025		2024		2023	
Balance of gross unrecognized tax benefits as of Beginning of Year	$	700	$	700	$	678
Increase to unrecognized tax benefits resulting from a state filing tax position		—		—		22
Decrease to unrecognized tax benefits resulting from an expiration of a statute		(678)		—		—
Balance of gross unrecognized tax benefits as of End of Year	$	22	$	700	$	700

Subsequent to year end, on July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Key income tax-related provisions of the OBBBA relevant to the Company include the removal of mandatory capitalization of domestic research and development expenditures, permanent extension of bonus depreciation and revisions to international tax regimes. The Company is evaluating the financial implications of the OBBBA and will begin reflecting its effects in its first quarter of fiscal 2026.

NOTE 9 - Debt

On February 9, 2024, the Company and its primary bank, HSBC Bank USA National Association ("HSBC"), agreed to amend and restate the existing Third Amended and Restated Credit Agreement ("Agreement") dated June 29, 2012, as amended, between the Registrant and HSBC with the Fourth Amended and Restated Credit Agreement ("Amended Agreement"). The Amended Agreement extends the term of the Agreement from June 28, 2024, to February 9, 2029. The Amended Agreement also increases the available revolving credit line from $11,000,000 to $20,000,000 and replaces the LIBOR benchmark rate with the Secured Overnight Financing Rate (SOFR) benchmark rate. As of June 30, 2025 and 2024, the Company has no outstanding debt.

The Amended Agreement provides for a SOFR-based interest rate option of SOFR plus 1.2645% to 1.3645%, depending on the Fixed Charge Coverage Ratio, which is to be measured and adjusted quarterly, a prime rate-based interest rate option of the prime rate, as defined in the Amended Agreement, and other terms and conditions as more fully described in the Amended Agreement. The Company's obligations under the Amended Agreement continue to be secured by substantially all its domestic assets, including but not limited to, deposit accounts, accounts receivable, inventory, equipment and fixtures and intangible assets. In addition, the Company's wholly owned subsidiaries, except for the Company's foreign subsidiaries, have issued guarantees and pledges of all their assets to secure the Company's obligations under the Amended Agreement. All the outstanding common stock of the Company's domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries have been pledged to secure the Company's obligations under the Amended Agreement. The Amended Agreement contains various restrictions and covenants including, but not limited to, compliance with certain financial rations, restrictions on payment of dividends and restrictions on borrowings.

NOTE 10 - Stock Options

The Company follows ASC 718 ("Share-Based Payment"), which requires that all share-based payments to employees, including stock options, be recognized as compensation expense in the consolidated financial statements based on their fair values and over the requisite service period. For the fiscal years ended June 30, 2025, 2024 and 2023, the Company recorded non-cash compensation expense of $1,513,000 ($.04 per basic and diluted share), $1,733,000 ($.05 per basic and diluted share) and $1,464,000 ($.04 per basic and diluted share), respectively, relating to stock-based compensation which are included in SG&A in the consolidated statements of income.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The Company uses a weighted-average expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying stock. The implied volatilities were obtained from publicly available data sources. For the weighted-average expected option life assumption, the Company considers the exercise behavior of past grants. The average risk-free interest rate is based on the U.S. Treasury Bond rate for the expected term of the options and the average dividend yield is based on historical experience.

2012 Employee Stock Option Plan

In December 2012, the stockholders approved the 2012 Employee Stock Option Plan (the "2012 Employee Plan"). The 2012 Employee Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,900,000 shares of the Company's common stock to be acquired by the holders of such awards. Under this plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to valued employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2012 Employee Plan, stock options may be granted to valued employees with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable, in whole or in part, at 20% per year beginning on the date of grant. An option granted under this plan shall vest in full upon a "change in control" as defined in the plan. At June 30, 2025, 361,036 stock options were outstanding, 277,636 stock options were exercisable and no further stock options were available for grant under this plan after December 2022.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2025	2024	2023
Risk-free interest rates	n/a	n/a	3.03 %
Expected lives	n/a	n/a	7.27 Years
Expected volatility	n/a	n/a	43 %
Expected dividend yields	n/a	n/a	0 %

The following table reflects activity under the 2012 Plan for the fiscal years ended June 30,:

	2025		2024		2023	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	363,036	$ 21.47	521,580	$ 19.37	523,080	$ 18.59
Granted	—	—	—	—	37,500	$ 26.94
Forfeited/Lapsed	—	—	(11,000)	$ (3.16)	—	-
Exercised	(2,000)	$ (26.94)	(147,544)	$ (15.43)	(39,000)	$ (10.44)
Outstanding, end of period	361,036	$ 21.44	363,036	$ 21.47	521,580	$ 19.37
Exercisable, end of period	277,636	$ 20.87	190,960	$ 20.87	247,628	$ 17.16
Weighted average fair value at grant date of options granted	n/a		n/a		$ 13.36	
Total intrinsic value of options exercised	$ 35,000		$ 3,972,000		$ 822,000	
Total intrinsic value of options outstanding	$ 2,980,000		$ 11,067,000		$ 7,968,000	
Total intrinsic value of options exercisable	$ 2,448,000		$ 5,936,000		$ 4,330,000	

0, 0 and 37,500 options were granted during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. 2,000, 147,544 and 39,000 options were exercised during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. 109,544 of the 147,544 stock options exercised during the fiscal year ended June 30, 2024 were settled by the Company withholding 46,570 from the shares issuable on exercise of the options. The withheld shares of Common stock had an aggregate fair market value on the date of exercise equal to the purchase price being paid. 29,600 of the 39,000 stock options exercised during the fiscal year ended June 30, 2023, were settled by the Company withholding 10,150 from the shares issuable on exercise of the options. The withheld shares of Common stock had an aggregate fair market value on the date of exercise equal to the purchase price being paid. $54,000, $427,000 and $84,000 was received from the remaining option exercises for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, and the actual tax benefit realized for the tax deductions from option exercises was $0, $119,000 and $0 for the years ended June 30, 2025, 2024 and 2023, respectively.

The following table summarizes information about stock options outstanding under the 2012 Employee Plan at June 30, 2025:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$10.02 - $26.94	361,036	6.15	$ 21.44	277,636	$ 20.87
	361,036	6.15	$ 21.44	277,636	$ 20.87

As of June 30, 2025 and 2024, there was $275,000 and 1,094,000 of unearned stock-based compensation cost related to share-based compensation arrangements granted under the 2012 Employee Plan, respectively. 88,676, 101,876 and 109,876 options vested during the years June 30, 2025, 2024 and 2023, respectively. The total grant date fair value of the options vesting during the fiscal years ended June 30, 2025, 2024 and 2023 under this plan was $847,000, $946,000 and $981,000, respectively.

2012 Non-Employee Stock Option Plan

In December 2012, the stockholders approved the 2012 Non-Employee Stock Option Plan (the "2012 Non-Employee Plan"). This plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards. Under this plan, the Company may grant stock options to non-employee directors and consultants to the Company and its subsidiaries.

Under the 2012 Non-Employee Plan, stock options may be granted with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable in whole or in part at 20% per year beginning on the date of grant. An option granted under this plan shall vest in full upon a "change in control" as defined in the plan. At June 30, 2025, 20,400 stock options were outstanding, 18,480 stock options were exercisable and 0 stock options were available for grant under this plan after December 2022.

The following table reflects activity under the 2012 Non-Employee Plan for the fiscal years ended June 30,:

| | 2025 | | 2024 | | 2023 | |
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	20,400	$ 14.39	20,400	$ 14.39	20,400	$ 14.39
Forfeited/Lapsed	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Outstanding, end of period	20,400	$ 14.39	20,400	$ 14.39	20,400	$ 14.39
Exercisable, end of period	18,480	$ 13.50	16,560	$ 12.41	13,920	$ 10.99
Weighted average fair value at grant date of options granted	n/a		n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a		n/a	
Total intrinsic value of options outstanding	$ 312,000		$ 766,000		$ 413,000	
Total intrinsic value of options exercisable	$ 299,000		$ 655,000		$ 329,000	

No options were exercised or granted during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. No cash was received from the remaining option exercises for each of the fiscal years ended June 30, 2025, 2024 and 2023, and the actual tax benefit realized for the tax deductions from option exercises was $0 for each period.

The following table summarizes information about stock options outstanding under the 2012 Non-Employee Plan at June 30, 2025:

| | Options outstanding | | | Options exercisable | |
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.35 - $22.93	20,400	4.65	$ 14.39	18,480	$ 13.50
	20,400	4.65	$ 14.39	18,480	$ 13.50

As of June 30, 2025 and 2024, there was $5,000 and $24,000 of unearned stock-based compensation cost related to share-based compensation arrangements granted under the 2012 Non-Employee Plan, respectively. 1,920, 2,640 and 2,640 options vested during the years June 30, 2025, 2024 and 2023, respectively. The total grant date fair value of the options vesting during each of the fiscal years ended June 30, 2025, 2024 and 2023 under this plan was $19,000, $24,000 and $24,000, respectively.

2018 Non-Employee Stock Option Plan

In December 2018, the stockholders approved the 2018 Non-Employee Stock Option Plan (the "2018 Non-Employee Plan"). This plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards. Under this plan, the Company may grant stock options to non-employee directors and consultants to the Company and its subsidiaries.

Under the 2018 Non-Employee Plan, stock options may be granted with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable in whole or in part at 20% per year beginning on the date of grant. An option granted under this plan shall vest in full upon a "change in control" as defined in the plan. At June 30, 2025, 64,900 stock options were outstanding, 62,200 stock options were exercisable and 4,000 stock options were available for grant under this plan. No options may be granted under this plan after December 2028.

The following table reflects activity under the 2018 Non-Employee plan for the fiscal year ended June 30,:

| | 2025 | | 2024 | | 2023 | |
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	68,900	$ 14.54	75,000	$ 14.83	89,000	$ 14.91
Forfeited/Lapsed	(4,000)	$ (22.93)	—	—	—	—
Exercised	—		(6,100)	$ (18.15)	(14,000)	$ (15.32)
Outstanding, end of period	64,900	$ 14.02	68,900	$ 14.54	75,000	$ 14.83
Exercisable, end of period	62,200	$ 13.63	59,500	$ 13.21	50,720	$ 12.87
Weighted average fair value at grant date of options granted	n/a		n/a		n/a	
Total intrinsic value of options exercised	n/a		$ 141,000		$ 209,000	
Total intrinsic value of options outstanding	$ 1,017,000		$ 2,578,000		$ 1,486,000	
Total intrinsic value of options exercisable	$ 999,000		$ 2,305,000		$ 1,104,000	

No options were granted during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. 0, 6,100 and 14,000 options were exercised during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. 6,100 stock options exercised during the fiscal year ended June 30, 2024 were settled by the Company withholding 2,700 from the shares issuable on exercise of the options. The withheld shares of Common stock had an aggregate fair market value on the date of exercise equal to the purchase price being paid. 14,000 stock options exercised during the fiscal year ended June 30, 2023 were settled by the company withholding 7,235 from the shares issuable on exercise of the options. The withheld shares of Common stock had an aggregate fair market value on the date of exercise equal to the purchase price being paid. $0 was received from the remaining option exercises for each of the fiscal years ended June 30, 2025, 2024 and 2023, and the actual tax benefit realized for the tax deductions from option exercises was $0, $30,000 and $44,000 in fiscal 2025, 2024 and 2023, respectively.

The following table summarizes information about stock options outstanding under the 2018 Non- Employee Plan at June 30, 2025:

| | Options outstanding | | | Options exercisable | |
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$8.10 - $22.93	64,900	4.61	$ 14.02	62,200	$ 13.63
	64,900	4.61	$ 14.02	62,200	$ 13.63

As of June 30, 2025 and 2024, there was $7,000 and $59,000 of unearned stock-based compensation cost related to share-based compensation arrangements granted under the 2018 Non-Employee Plan, respectively. 2,700, 14,880 and 19,680 options vested during the years June 30, 2025, 2024 and 2023, respectively. The total grant date fair value of the options vesting during the fiscal year ended June 30, 2025, 2024 and 2023 under this plan was $27,000, $124,000 and $149,000, respectively.

2020 Non-Employee Stock Option Plan

In May 2020, the stockholders approved the 2020 Non-Employee Stock Option Plan (the "2020 Non-Employee Plan"). This plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 100,000 shares of the Company's common stock to be acquired by the holders of such awards. Under this plan, the Company may grant stock options to non-employee directors and consultants to the Company and its subsidiaries.

Under the 2020 Non-Employee Plan, stock options may be granted with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable in whole or in part at 20% per year beginning on the date of grant. An option granted under this plan shall vest in full upon a "change in control" as defined in the plan. At June 30, 2025, 51,900 stock options were outstanding, 38,520 stock options were exercisable and 45,100 stock options were available for grant under this plan. No options may be granted under this plan after May 2030.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2025	2024	2023
Risk-free interest rates	n/a	n/a	3.03 - 3.40%
Expected lives	n/a	n/a	7.23 - 7.27 Years
Expected volatility	n/a	n/a	43 %
Expected dividend yields	n/a	n/a	0 %

The following table reflects activity under the 2020 Non-Employee plan for the fiscal year ended June 30,:

	2025		2024		2023	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	56,900	$ 23.35	56,900	$ 23.35	26,900	$ 18.64
Granted	—	—	—	—	30,000	$ 27.57
Forfeited/Lapsed	(2,000)	$ (26.94)	—	—	—	—
Exercised	(3,000)	$ (26.94)	—	—	—	—
Outstanding, end of period	51,900	$ 23.00	56,900	$ 23.35	56,900	$ 23.35
Exercisable, end of period	38,520	$ 21.79	30,140	$ 21.72	18,760	$ 20.73
Weighted average fair value at grant date of options granted	n/a		n/a		$ 13.74	
Total intrinsic value of options exercised	$ 32,000		n/a		n/a	
Total intrinsic value of options outstanding	$ 352,000		$ 1,627,000		$ 643,000	
Total intrinsic value of options exercisable	$ 307,000		$ 911,000		$ 261,000	

0, 0 and 30,000 options were granted during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. 3,000, 0 and 0 options were exercised during the fiscal years ended June 30, 2025, 2024 and 2023. 3,000 stock options exercised during the fiscal year ended June 30, 2025 were settled by the Company withholding 2,151 from the shares issuable on exercise of the options. The withheld shares of Common stock had an aggregate fair market value on the date of exercise equal to the purchase price being paid and the actual tax benefit realized for the tax deductions from option exercises was $0 for the year ending June 30, 2025.

The following table summarizes information about stock options outstanding under the 2020 Non- Employee Plan at June 30, 2025:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$11.40 - $30.71	51,900	6.54	$ 23.00	38,520	$ 21.79
	51,900	6.54	$ 23.00	38,520	$ 21.79

As of June 30, 2025 and 2024, there was $85,000 and $215,000 of unearned stock-based compensation cost related to share-based compensation arrangements granted under the 2020 Non-Employee Plan, respectively. 11,380 options vested during each of the years June 30, 2025, 2024 and 2023, respectively. The total grant date fair value of the options vesting during the fiscal year ended June 30, 2025, 2024 and 2023 under this plan was $129,000 each year.

2022 Employee Stock Option Plan

In December 2022, the stockholders approved the 2022 Employee Stock Option Plan (the "2022 Employee Plan"). The plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 950,000 shares of the Company's common stock to be acquired by the holders of such awards. Under this plan, the Company may grant stock options, which are intended to qualify as incentive stock options ("ISOs") or non-incentive stock options, to valued employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2022 Employee Plan, stock options may be granted to valued employees with a term of up to 10 years at an exercise price equal to or greater than the fair market value on the date of grant and are exercisable, in whole or in part, at 20% per year beginning on the date of grant. An option granted under this plan shall vest in full upon a "change in control" as defined in the plan. At June 30, 2025, 130,000 stock options were outstanding, 52,000 stock options were exercisable and 820,000 stock options were available for grant under this plan. No options may be granted under this plan after December 2032.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2025	2024	2023
Risk-free interest rates	n/a	4.42 - 4.62 %	3.84%
Expected lives	n/a	5.63 - 5.87 Years	7.28 Years
Expected volatility	n/a	56 %	45%
Expected dividend yields	n/a	.76 - 1.01 %	0.62%

The following table reflects activity under the 2022 Employee plan for the fiscal year ended June 30,:

	2025		2024		2023	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	130,000	$ 41.38	5,000	$ 40.01	—	—
Granted	—	—	130,000	$ 41.38	5,000	$ 40.01
Forfeited/Lapsed	—	—	(5,000)	$ (40.01)	—	—
Outstanding, end of period	130,000	$ 41.38	130,000	$ 41.38	5,000	$ 40.01
Exercisable, end of period	52,000	$ 41.38	26,000	$ 41.38	1,000	$ 40.01
Weighted average fair value at grant date of options granted	n/a		$ 21.29		$ 19.77	
Total intrinsic value of options exercised	n/a		n/a		n/a	
Total intrinsic value of options outstanding	$ 81,000		$ 1,375,000		$ —	
Total intrinsic value of options exercisable	$ 32,000		$ 275,000		$ —	

0, 130,000 and 5,000 options were granted during the fiscal year ended June 30, 2025, 2024 and 2023, respectively. No options were exercised during the fiscal year ended June 30, 2025, 2024 and 2023.

The following table summarizes information about stock options outstanding under the 2022 Employee Plan at June 30, 2025:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$21.60 - $49.39	130,000	8.81	$ 41.38	52,000	$ 41.38
	130,000	8.81	$ 41.38	52,000	$ 41.38

As of June 30, 2025 and 2024, there was $1,536,000 and $2,066,000 of unearned stock-based compensation cost related to share-based compensation arrangements granted under the 2020 Non-Employee Plan, respectively. 26,000, 26,000 and 1,000 options vested during the year ended June 30, 2025, 2024 and 2023, respectively. The total grant date fair value of the options vesting during the fiscal year ended June 30, 2025, 2024 and 2023 under this plan was $559,000, $553,000 and $20,000, respectively.

NOTE 11 – Stockholders' Equity Transactions

Dividends

The following tables summarizes information about dividends declared by the Company for the Fiscal years ended June 30, 2025, 2024 and 2023:

Dividend Declaration Date	Stockholders of Record Date	Dividend Payable Date	Per Share Cash Dividend Amount
May 2, 2025	June 12, 2025	July 3, 2025	$ 0.14
January 30, 2025	March 12, 2025	April 3, 2025	$0.125
November 1, 2024	December 12, 2024	January 3, 2025	$0.125
August 22, 2024	September 12, 2024	October 3, 2024	$0.125
May 2, 2024	June 3, 2024	June 24, 2024	$ 0.10
February 1, 2024	March 1, 2024	March 22, 2024	$ 0.10
November 2, 2023	December 1, 2023	December 22, 2023	$ 0.08
August 18, 2023	September 1, 2023	September 22, 2023	$ 0.08
May 5, 2023	May 22, 2023	June 12, 2023	$0.0625

Common Shares Repurchases

On September 16, 2014 the Company's board of directors authorized the repurchase of up to 2 million of the approximately 38.8 million shares of the Company's common stock then outstanding. Such repurchases may be made from time to time in the open market or in privately negotiated transactions subject to market conditions and the market price of the common stock. In December of Fiscal 2018, the board of directors authorized the repurchase of up to an additional 1 million shares. In November of Fiscal 2025, the board authorized the repurchase of up to an additional 1 million shares. During the first quarter of the fiscal year ended June 30, 2025, the Company repurchased 193,252 shares of its outstanding common stock at a weighted average price of $37.67. During the second quarter of the fiscal year ended June 30, 2025, the Company repurchased 282,647 shares of its outstanding common stock at a weighted average price of $37.95. During the third quarter of the fiscal year ended June 30, 2025, the Company repurchased 745,000 shares of its outstanding common stock at a weighted average price of $25.22. Shares repurchased through the year ended June 30, 2025, are included in the Company's Treasury Stock as of June 30, 2025. The Company currently has available 359,741 shares that can be repurchased under this authorization. There were no purchases of treasury shares for the years ended June 30, 2024 and 2023.

The following tables summarizes information about shares repurchased by the Company for the Fiscal year ended June 30, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs
September 10, 2024 - September 19, 2024	193,252	$ 37.67	193,252	1,387,388
November 7, 2024 - December 19, 2024	282,647	$ 37.95	282,647	1,104,741
February 6, 2025 - March 20, 2025	745,000	$ 25.22	745,000	359,741
Total for the Year ended June 30, 2025	1,220,899	$ 30.14	1,220,899	359,741

<u>Stock Option Exercises</u>

During fiscal 2025, certain employees and directors exercised stock options under the Company's 2012 Employee and 2020 Non-Employee Stock Option Plans totaling 5,000 shares. 3,000 of these exercises were completed as cashless exercises as allowed for under the plans, where the exercise shares are issued by the Company in exchange for shares of the Company's common stock that are owned by the optionees. The number of shares surrendered by the optionees was 2,151 and was based upon the aggregate fair market value on the date of the exercise equal to the purchase price being paid.

During fiscal 2024, certain employees and directors exercised stock options under the Company's 2012 Employee and 2018 Non-Employee Stock Option Plans totaling 153,644 shares. 115,644 of these exercises were completed as cashless exercises as allowed for under the plans, where the exercise shares are issued by the Company in exchange for shares of the Company's common stock that are owned by the optionees. The number of shares surrendered by the optionees was 49,270 and was based upon the aggregate fair market value on the date of the exercise equal to the purchase price being paid.

During fiscal 2023, certain employees and directors exercised stock options under the Company's 2012 Employee and 2018 Non-Employee Stock Option Plans totaling 53,000 shares. 43,600 of these exercises were completed as cashless exercises as allowed for under the plans, where the exercise shares are issued by the Company in exchange for shares of the Company's common stock that are owned by the optionees. The number of shares surrendered by the optionees was 17,385 and was based upon the aggregate fair market value on the date of the exercise equal to the purchase price being paid.

<u>NOTE 12 – Related Party Transaction</u>

In March 2024, the Company's President and Chairman sold 2,000,000 shares of our common stock as a selling stockholder in an underwritten secondary public offering at a public offering price of $40.75 per share. In connection with such offering, the selling stockholder granted the underwriters an option to purchase additional shares (the "Greenshoe Option") up to an additional 300,000 shares of their common stock. On April 8, 2024, the underwriters exercised the Greenshoe Options, pursuant to which the selling stockholder sold an additional 50,000 shares. The Company did not sell any shares in the offering and received no proceeds from the offerings, but the Company incurred $407,000 in offering expenses, which are recorded in SG&A in the consolidation statements of income for the year ended June 30, 2024.

On February 13, 2023, the Company's Chief Executive Officer and Chairman and the Company's President, Chief Operating Officer and Chief Financial Officer sold 2,012,500 and 87,500 shares of our common stock, respectively, as selling stockholders in an underwritten secondary public offering at a public offering price of $31.50 per share. In connection with such offering, the selling stockholders granted the underwriters an option to purchase additional shares (the "Greenshoe Option"). On February 15, 2023, the underwriters exercised in full the Greenshoe Option, pursuant to which the selling stockholders sold a total of 300,000 additional shares of common stock at the same public offering price. The Company did not sell any shares in the offering and received no proceeds from the offerings, but the Company incurred $509,000 in offering expenses, which are recorded in selling, general, and administrative expenses in the accompanying consolidated statements of income.

<u>NOTE 13 - 401(k) Plan</u>

The Company maintains a 401(k) plan ("the Plan") that is available to all U.S. employees and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Company contributions to this plan are discretionary and totaled $283,000, $258,000 and $251,000 for the years ended June 30, 2025, 2024 and 2023, respectively.

<u>NOTE 14 - Commitments and Contingencies</u>

Leases

Our lease obligation consists of a 99-year lease, entered into by one of the Company's foreign subsidiaries, for approximately four acres of land in the Dominican Republic on which the Company's principal production facility is located. The lease, which commenced on April 26, 1993 and expires in 2092, initially had an annual base rent of approximately $235,000 plus $53,000 in annual service charges. On September 14, 2022, a lease modification was executed which provides for an annual base rent of $235,000 plus $105,000 in annual service charges. The service charges increase 2% annually over the remaining life of the lease. The modification resulted in a remeasurement of the operating lease asset and liability, and the effect was a reduction to the asset and liability of $1.3 million.

Operating leases are included in operating lease right-of-use assets, accrued expenses and operating lease liabilities, non-current on our consolidated balance sheets.

For the fiscal year ended June 30, 2025 and 2024, cash payments against operating lease liabilities totaled $345,000 and $343,000, respectively.

Supplemental balance sheet information related to operating leases was as follows:

Weighted-average remaining lease term	67 Years
Weighted-average discount rate	6.25 %

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025 (in thousands):

Year Ending June 30,		Amount
2026	$	346
2027		349
2028		351
2029		353
2030		356
Thereafter		29,309
Total future minimum lease payments	$	31,064
Less: Imputed interest		25,876
Total	$	5,188

Operating lease expense totaled approximately $486,000, $512,000 and $458,000, for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Litigation

On August 29, 2023, a purported class action, brought on behalf of a putative class who acquired publicly traded NAPCO securities between November 7, 2022 and August 18, 2023, was filed in the United States District Court for the Eastern District of New York against the Company, its Chairman and Chief Executive Officer, and its former Chief Financial Officer (who is currently the President and Chief Operating Officer). The action, captioned Zornberg v. NAPCO Security Technologies, Inc. et al., asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with statements made in the Company's quarterly reports and earnings releases during the period of November 7, 2022 through May 8, 2023. A lead plaintiff was appointed in November 2023 and lead plaintiff filed an Amended Complaint on February 16, 2024. The Amended Complaint added claims under Sections 11, 12, and 15 of the Securities Act of 1933 in connection with the secondary public offering in February 2023. These additional claims are brought against the defendants named in the initial complaint, as well as the directors who allegedly signed the offering materials (prospectuses and registration statement in connection with the offering), and the underwriters for the offering. Defendants filed a motion to dismiss the Amended Complaint on April 26, 2024. On April 11, 2025, the Court granted in part and denied in part the motion to dismiss. The Section 11 and Section 12 claims brought against the individual defendants were dismissed; the remaining claims survived the motion to dismiss. On May 12, 2025, Defendants filed Answers to the Amended Complaint. The Company intends to vigorously defend against the action.

On November 26, 2024, a putative derivative lawsuit captioned Minzer v. Soloway, et al., Case No. 2024-1218, was filed in the Court of Chancery in the State of Delaware against the Company's Chairman and Chief Executive Officer, former Chief Financial Officer (who is currently the President and Chief Operating Officer), and certain current and former directors. The Company is a "Nominal Defendant" in the lawsuit. After the Company and the individual defendants moved to dismiss or stay the action, plaintiffs filed an Amended Complaint on June 12, 2025. The Amended Complaint alleges, among other things, that the individual defendants breached their fiduciary duties and aided and abetted breach of fiduciary duties by allowing the Company to remain with ineffective internal controls over financial reporting and inventory and by allowing for the dissemination of false and misleading financial information in public filings. The Amended Complaint also brings breach of fiduciary duty and unjust enrichment claims in connection with stock sales by the Company's Chairman and Chief Executive Officer and its former Chief Financial Officer (who is currently the President and Chief Operating Officer) and seeks indemnity and contribution. The Company's status as a "Nominal Defendant" in the action reflects the fact that the lawsuit is maintained by the named plaintiff on behalf of the Company and that the plaintiff seeks damages on the Company's behalf. Defendants believe that there are substantial defenses to the claims asserted and filed a second motion to dismiss or stay the case on August 22, 2025.

On March 31, 2025, the Company received a subpoena from the Securities and Exchange Commission ("SEC"). The SEC's subpoena and inquiry is principally focused on the Company's previously disclosed restatements and related material weakness determination. The Company has produced, and will continue to produce documents, responsive to the SEC subpoena.

On April 25, 2025, a purported class action, brought on behalf of a putative class who acquired publicly traded NAPCO securities between February 5, 2024 and February 3, 2025, was filed in the United States District Court for the Eastern District of New York against the Company, its Chairman and Chief Executive Officer, and its former Chief Financial Officer (who is currently the President and Chief Operating Officer). The action, captioned Patel v. NAPCO Security Technologies, Inc. et al., asserts securities fraud claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with statements made in quarterly earnings releases and calls during the period of February 5, 2024 through February 3, 2025. The Court has not yet appointed a lead plaintiff. The Company intends to vigorously defend against the action.

With respect to all litigation and related matters, the Company records a liability when the Company believes it is probable that a liability has been incurred and the amount can be reasonably estimated. As of the end of the period covered by this report, due to the early stage of the case the Company is not able to estimate any range of potential loss related to this matter and has not recorded any liability. It is possible that the Company could be required to pay damages (in excess of insurance coverages), incur other costs or establish accruals in amounts that could not be reasonably estimated as of the end of the period covered by this report.

Employment Agreements

As of June 30, 2025, the Company was obligated under three employment agreements and one severance agreement. The employment agreements are with the Company's Chief Executive Officer ("CEO"), another one with the Chief Financial Officer and Chief Accounting Officer ("CFO"), and the last agreement with the Company's Senior Vice President of Engineering and Chief Technology Officer ("the SVP of Engineering"). The severance agreement is with the Company's President and Chief Operating Officer.

The employment agreement with the CEO provides for an annual salary of $980,000, as adjusted for inflation; incentive compensation as may be approved by the Board of Directors from time to time; and a termination payment in an amount up to 299% of the average of the prior five calendar years' compensation, subject to certain limitations, as defined in the agreement. The employment agreement renews annually in August unless either party gives the other notice of non-renewal at least six months prior to the end of the applicable term.

The employment agreement with the SVP of Engineering expires in August 2026 and provides for an annual salary of $458,000, and, if terminated by the Company without cause, severance of nine months' salary and continued company-sponsored health insurance for six months from the date of termination.

The severance agreement is with the President and Chief Operating Officer and provides for, if terminated by the Company without cause or within three months of a change in corporate control of the Company, severance of nine months' salary, based on a salary of $628,000, continued company-sponsored health insurance for six months from the date of termination and certain non-compete and other restrictive provisions.

NOTE 15 – Segment and Geographical Data

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker. We have one operating and reportable segment.

The Company's CODM, (the President and Chief Operating Officer) evaluates performance of the Company and makes decisions regarding the allocation of resources based on total Company results. The measure of segment assets is reported on the balance sheet as total consolidated assets. The consolidated net income is the measure of segment profit that is most consistent with U.S. GAAP. Segment profit is used in developing the overall strategy and during the annual budget process, as well as considered in budget-to-actual variances on a monthly basis when making decisions about the allocation of operating and capital resources.

The CODM is regularly provided with not only the consolidated expenses as noted on the face of the income statement, but also the significant segment expenses as below:

	Fiscal Year ended June 30,	
	2025	2024
	(in thousands)	
Net Sales	$ 181,621	$ 188,820
Less:		
Cost of revenue	80,591	87,066
Compensation-related expenses[1]	27,922	23,060
Commission expenses	6,165	5,519
Marketing, advertising and other promotional expenses	3,753	3,262
Research and development (excluding compensation related benefits)	1,475	1,476
Selling, general, and administrative expenses[2]	15,456	14,619
Interest and other (income), net	(3,810)	(2,568)
Provision for Income Taxes	6,663	6,568
Segment Profit	$ 43,406	$ 49,818

(1) Excludes stock based compensation.

(2) Excludes compensation-related expenses, commission expenses and marketing, advertising and other promotional expenses.

Geographic Information for Revenue

The Company is engaged in one major line of business: the development, manufacture, and distribution of security products, encompassing access control systems, door-locking products, intrusion and fire alarm systems and video surveillance products for commercial and residential use. The Company also provides wireless communication service for intrusion and fire alarm systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America. All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States. There were no sales into any one foreign country in excess of 10% of total Net Sales. The following table presents net sales by geographic area.

	Fiscal Year ended June 30,		
	2025	2024	2023
Sales to external customers:			
United States	$ 180,072	$ 187,724	$ 168,619
Foreign	1,549	1,096	1,378
Total Net Sales	$ 181,621	$ 188,820	$ 169,997

Geographic Information for Long-Lived Assets

Long-lived assets include property and equipment, net and operating lease right-of-use assets, net. Our long-lived assets are based on the physical location of the assets. The following table presents long-lived assets by geographic area.

| | As of June 30, | |
	2025	2024
Long-lived assets:		
United States	$ 5,264	$ 5,455
Dominican Republic	9,157	9,109
Total Long-lived assets	$ 14,421	$ 14,564

NOTE 16 – Subsequent Events

The Company has evaluated subsequent events occurring after the date of the consolidated financial statements through the date the consolidated financial statements were issued for events requiring recognition or disclosure.

On August 21, 2025, the Company's Board of Directors declared a cash dividend of $.14 per share payable on October 3, 2025 to stockholders of record on September 12, 2025.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A: CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the desired control objectives are met. Further, the design of a control system is a resource constraint, therefore, in reaching a reasonable level of assurance, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Management, including our Chief Executive Officer (who is designated as our principal executive officer) and our Chief Financial Officer (who is designated as our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of June 30, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level, as of June 30, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025 based on the criteria set forth in "Internal Control-Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 30, 2025 based on those criteria.

Management reviewed the results of its assessment with our Audit Committee. Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of June 30, 2025, and has issued an attestation report on our internal controls over financial reporting, which is included herein.

Remediation of Previously Reported Material Weakness

As previously reported in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024, in connection with our assessment of the effectiveness of internal control over financial reporting as of June 30, 2024, we identified a control deficiency related to inventory costing, as a result of ineffective review of information used in the inventory costing process.

We have completed execution of our remediation plan for this material weakness and, as of June 30, 2025, successfully remediated this material weakness by implementing reconciliation procedures to determine that the information used in the costing of inventory is complete and accurate.

Changes in Internal Control over Financial Reporting

During the quarter ending June 30, 2025, there were no changes in the Company's internal controls over financial reporting, except for the remediation efforts described above, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting except as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Napco Security Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Napco Security Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2025, of the Company and our report dated August 25, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Jericho, New York
August 25, 2025

ITEM 9B: OTHER INFORMATION

The Company adopted an Insider Trading Policy on May 6, 2021. The policy was filed as an exhibit to the Company's form 8-K filed on May 6, 2021.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about our directors appearing in the Company's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K ("Proxy Statement") under the heading "Election of Directors", is incorporated herein by reference.

We have adopted a Code of Ethics which applies to our senior executive and financial officers, among others. The Code is posted on our website, www.napcosecurity.com, under the "Investors – Other" caption. We intend to make all required disclosures regarding any amendment to, or waiver of, a provision of the Code of Ethics for senior executive and financial officers by posting such information on our website.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the headings "Corporate Governance and Board Matters – Board Structure and Committee Composition" and "Corporate Governance and Board Matters – Board Structure and Committee Composition – Audit Committee" and the information appearing in the Proxy Statement under the heading "Delinquent Section 16(c) Beneficial Ownership Reporting Compliance" is incorporated herein by this reference.

The information set forth in the Proxy Statement under the heading "Information Concerning Executive Officers" is incorporated herein by reference.

ITEM 11: EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the heading "Executive Compensation" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "Compensation of Directors" are incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in the Proxy Statement under the heading "Beneficial Ownership of Common Stock" is incorporated herein by this reference.

Information regarding Equity Compensation Plan Information as of June 30, 2024 is included in Item 5.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in the Proxy Statement under the headings "Corporate Governance and Board Matters – Independence of Directors," "Corporate Governance and Board Matters – Board Structure and Committee Composition," "Corporate Governance – Policy with Respect to Related Person Transactions," and "Executive Compensation – Certain Transactions" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing in the Proxy Statement under the headings "Principal Accountant Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 25, 2025

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

By: /s/ RICHARD SOLOWAY

    Richard Soloway
    Chairman of the Board of
    Director and Secretary
    (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and the dates indicated.

Signature	Title	Date
/s/ RICHARD SOLOWAY Richard Soloway	Chairman of the Board of Directors, Director and Secretary (Principal Executive Officer)	August 25, 2025
/s/ KEVIN S. BUCHEL Kevin S. Buchel	President and Chief Operating Officer	August 25, 2025
/s/ ANDREW J. VUONO Andrew J. Vuono	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	August 25, 2025
/s/ RICK LAZIO Rick Lazio	Director	August 25, 2025
/s/ DONNA SOLOWAY Donna Soloway	Director	August 25, 2025
/s/ ROBERT UNGAR Robert Ungar	Director	August 25, 2025
/s/ ANDREW J. WILDER Andrew J. Wilder	Director	August 25, 2025
/s/ DAVID A. PATERSON David A. Paterson	Director	August 25, 2025

NAPCO SECURITY TECHNOLOGIES, INC.
NON-GAAP MEASURES OF PERFORMANCE* (unaudited)
(in thousands, except share and per share data)

	3 months ended June 30,		12 months ended June 30,	
	2025	2024	2025	2024
Net income (GAAP)	$ 11,632	$ 13,534	$ $43,406	$ $49,818
Less:				
Interest Income, net	725	762	3,356	2,568
Add:				
Provision for Income Taxes	1,337	1,192	6,663	6,568
Depreciation and Amortization	571	536	2,276	2,163
EBITDA (earnings before interest, taxes, depreciation and amortization)	12,815	14,500	48,989	55,981
Adjustments for non-GAAP measures of performance:				
Add: Stock based Compensation	370	857	1,513	1,733
Add: Nonrecurring Legal Expenses [1]	1,064	58	1,624	1,220
Adjusted EBITDA	$ $14,249	$ $15,415	$ $52,126	$ $58,934
Denominator:				
Basic Weighted Average Shares Outstanding	35,656,000	36,939,000	36,298,000	36,812,000
Effect of Dilutive Securities	108,000	293,000	201,000	254,000
Dilutes Weighted Average Shares Outstanding (Denominator)	35,764,000	37,232,000	36,499,000	37,066,000
Net Income per Diluted Shares Outstanding	$ 0.33	$ 0.36	$ 1.19	$ 1.34
Adjusted EBITDA* per Diluted Shares Outstanding	$ 0.40	$ 0.41	$ 1.43	$ 1.59

1. Nonrecurring Legal Expenses are legal fees that are determined not to be of a normal recuring nature and expenses necessary to operate the business.

*Non-GAAP Financial Measures

Certain non-GAAP measures are included in this press release, including non-GAAP operating income, Adjusted EBITDA and Adjusted EBITDA per share (diluted). We define Adjusted EBITDA as GAAP net income plus income tax expense, net interest expense, non-cash stock-based expense, non-recurring legal expense, other non-recurring income and depreciation and amortization expense. Non-GAAP operating income does not include amortization of intangibles or stock-based compensation expense. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. Our use of non-GAAP financial measures has certain limitations in that such non-GAAP financial measures may not be directly comparable to those reported by other companies. For example, the terms used in this press release, such as Adjusted EBITDA, do not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures set forth above.

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2025 ANNUAL REPORT



Officers

Richard L. Soloway
Chairman and CEO

Kevin S. Buchel
President and Chief Operating Officer

Michael Carrieri
Executive VP, Engineering
& Chief Technology Officer

Stephen Spinelli
Senior Vice President
of Sales

Andrew J. Vuono
Chief Financial Officer
and SVP of Finance

Common Stock Listing

Nasdaq Global
Market System®
(Symbol—"NSSC")

Directors

Richard L. Soloway
Chairman and CEO

Kevin S. Buchel
President and Chief Operating Officer

Rick A. Lazio, Esq
Senior VP at Alliantgroup and
Jones Walker LLP Of Counsel

David A. Paterson
Vice President of Campus Engagement
Touro University/Distinguished Professor

Donna A. Soloway
Director, Security Industry Relations

Robert A. Ungar, Esq.
President of
Robert A. Ungar Associates, Inc.
Lobbying, Media and
Fire Service Industry

Andrew J. Wilder
Partner of Reid CPAs, LLP

Primary Bank

HSBC Bank USA, N.A.
324 South Service Road, Suite 203
Melville, NY 11747

Investor Relations

Copies of the Company's
Annual Report, Forms 10-K and
10-Q and other information filed
with the Securities and Exchange
Commission may be obtained
directly from the Corporation
by contacting:

NAPCO
Security Technologies, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

Independent Accountants

Deloitte & Touche LLP
2 Jericho Plaza, 3rd Floor
Jericho, NY 11753

Legal Counsel

Forman & Shapiro LLP
45 East End Avenue, Unit 19D
New York, NY 10028

Transfer Agent

Continental Stock
Transfer & Trust Co.
1 State Street, 30th Floor
New York, NY 10004

NASDAQ:NSSC
www.napcosecurity.com